UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- [X] Form C: Offering Statement
- [ ] Form C-U: Progress Update
- [ ] Form C/A: Amendment to Offering Statement
  - [ ] Check box if Amendment is material and investors must reconfirm within five business days.

- [ ] Form C-AR: Annual Report
- [ ] Form C-AR/A: Amendment to Annual Report
- [ ] Form C-TR: Termination of Reporting

Name of Issuer:

Fist Assist Devices, LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

March 22, 2013

Physical Address of Issuer:

3060 E. Post, Suite 110
Las Vegas, Nevada 89120

Website of Issuer:

www.fistassistdevices.com

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

RIALTO MARKETS LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of Security Offered:

Class A Voting Common Equity Units

Target number of securities to be offered:

250,000 Units

Price (or method for determining price):

$1.00 per Unit

Target offering amount:

$250,000

Minimum Investment Amount:

$500.00 (500 Units)

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the issuer or intermediary.

Maximum offering amount (if different from target offering amount):

$1,000,000

Maximum number of securities to be offered:

1,000,000

Deadline to reach the offering amount:
December 31, 2022

Disbursement from Escrow: Thirty (30) days or such frequency as determined between the Issuer and Intermediary.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of executives: 1

Current number of employees: Zero. Dr. Singh has never received any payments from the issuer, either as an employee or as an independent contractor.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$268,107	$154,087
Cash & Cash Equivalents	$79,772	$0
Accounts Receivable	$0	$0
Short-term Debt	$150,541	$126,383
Long-term Debt	$0	$19,446
Revenues/Sales	$47,610	$197
Cost of Goods Sold	$25,813	$0
Taxes Paid	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming





SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Fist Assist Devices, LLC
(Issuer)

By

(Signature)

Tej M. Singh, Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Tej M. Singh, Chief Executive Officer

6/21/22
(Date)

TABLE OF CONTENTS

June 24, 2022

Fist Assist Devices, LLC

FORM C
Up to $1,000,000 of Class A Membership Interests
$1.00 per Unit



Fist Assist Devices, LLC ("Fist Assist", the "Company," "we," "us," or "our"), is offering a minimum amount of $250,000 (the "Target Offering Amount") and up to a maximum amount of $1,000,000 (the "Maximum Offering Amount") of Class A Voting Common Equity Membership Units (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2022 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Thread Bank (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Class A Membership Interest Units, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Thread Bank and will reflect each Investors' beneficial interest in the Membership Interest Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **Fist Assist Devices, LLC**

ELIGIBILITY

2.   **Fist Assist Devices, LLC** certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•   Has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: investfistassist.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Tej M. Singh, M.D., MBA	Founder of Fist Assist Devices, LLC, Chief Executive Officer, and Manager	Founder of Fist Assist Devices, LLC - Chief Executive Officer, and Manager; Vascular Surgeon - Palo Alto Medical Foundation	Fist Assist - March 22, 2013-present; Palo Alto - March 2006-Present

BIOGRAPHIES



Tej M. Singh, MD, MBA

Tej M. Singh has been privileged over the last 30 years to have researched arterial and venous adaptation to increased and decreased blood flow as a college student, medical student and vascular surgical resident. Distinctively, Tej has over 20 years career experience as the Founder and Chief of Vascular Surgery for three large multi-disciplinary vascular programs in Silicon Valley, California.

In addition to providing successful vascular surgical patient care, Dr. Singh has applied his research background and clinical expertise to vascular surgical innovation. Using his basic science knowledge and clinical expertise especially in renal care, Dr. Singh has developed a new novel, non-invasive, external, patented device to help increase arm circulation and eventually lead to significant vein dilation and efficient hemodialysis with improved arm fistula flow. His focus is now on development of his company, Fist Assist Devices, LLC, to help improve arm circulation to eventually assist in global arm vein dilation and improved arm vein health and optimize the role of blood vessels for arterio-venous fistula placement and maintenance in the end stage renal failure population. With successful clinical trials completed over the last few years, the external Fist Assist device is ready to provide important arm circulatory benefits for a variety of clinical needs to improve patient care in a cost-effective model.

Dr. Singh holds a B.A. in Biology from the University of Chicago and an M.D. from the Pritzker School of Medicine at the University of Chicago. He successfully completed his General and Vascular surgical training at Stanford University Medical Center with American Board of Surgery certification. He completed his MBA from Auburn University and has leadership certificates from the Graduate School of Business at Stanford and the Wharton School of Business. He is a licensed Medical Doctor in good standing in the State of California.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Fist Assist Devices, LLC, is an embodiment of the life work of Tej M. Singh, M.D., M.B.A. Dr. Singh's interest in arterial and vein dilation for many medical conditions started when he was a medical student at the University of Chicago from 1989 to 1993. As shown in Dr. Singh's full Curriculum Vitae for which



a separate link is provided, Dr. Singh has written scholarly articles, made many scientific presentations, and otherwise made significant contributions to blood vessel science for many years, dating as far back as a presentation on Early Arterial Adaptation to Increased Blood Flow Rate: The Arterio-Venous Fistula Model at the University of Chicago on January 7, 1991.

What became the Fist Assist mission started when, as a medical student, Dr. Singh was exposed to patients with vascular access difficulties. Dr. Singh observed that End Stage Renal Disease (ESRD) patients require large veins and effective functioning arm fistulas for eventual hemodialysis and intravenous (IV) access. However, there are significant costs, poor outcomes, and poor patient experiences when fistulas do not develop and veins do not enlarge, leaving patients with no control over or hope for the best outcomes for their individual medical care.

Dr. Singh always believed that there must be a better way to prepare veins for not only hemodialysis but also for any clinical indication calling for increased vein size and enhanced circulation. Based on this early interest, for his entire adult life Dr. Singh has pondered ways to develop medical devices that take the concepts of basic exercise and clinical science into consideration to advance clinical care.

Taking his scientific research background from Chicago to Stanford University Medical Center from 1993 to 2002 for his general and vascular surgery clinical training, Dr. Singh continued his interest in clinical vein and artery adaptation. This was complemented with an international vascular research fellowship at Akita University in Akita, Japan where further refinements of the research, clinical data, and device ideas were advanced with Japanese scientists.

Upon starting his vascular surgery practice in 2002 in Silicon Valley, California, Dr. Singh continued to encounter clinical issues in his ESRD patients due to poor vein dilation, causing Dr. Singh to reflect on his prior research while also processing new clinical data coming from Europe on the benefits of arm compression science. Realizing the need for a device to assist in arm vein care and dilation for many disease states, Dr. Singh designed a unique intermittent pressure device and in 2008 submitted his first Fist Assist patent application to the United States Patent and Trademark Office (the "USPTO"). This was followed by further device development and testing, including production of a successful prototype of

the world's first pneumatic compression device intended to provide patients in need of arm vein dilation with a non-invasive, external alternative to accomplishing vein dilation clinical goals.

Dr Singh never rested: he continued to develop and improve the device. A second patent application was filed by Dr. Singh on July 2, 2012, just before the first patent was granted by the USPTO on July 31, 2012.

Motivated by the grant of the first patent and prospects of receiving a second patent, on March 22, 2013 Dr. Singh organized Fist Assist Devices, LLC, a California limited liability company (the "Company"), to commercialize the patent rights in the product called the Fist Assist® Model FA-1 (sometimes referred to as the "Device").

As a result of continuing development efforts, Dr. Singh filed a third patent application with the USPTO on January 10, 2018, which was granted on March 9, 2021. A fourth USPTO patent application was filed on March 9, 2021, and that application is still pending.

In addition, Dr. Singh has pursued patent protection in Europe, Canada, Japan, and India as described in the section on Intellectual Property.

On April 8, 2013, Dr. Singh filed a trademark registration application with the USPTO to protect the trademark "FIST ASSIST" for a medical device, namely a vein dilator device for enlarging fistulas for dialysis (the "Mark"). The Mark was registered with the USPTO on January, 2017.

The Mark is also registered for use in the European Union until February, 2030.

Dr. Singh has granted the Company exclusive rights to all issued patents, patents pending, and potential patent improvements and continuations in part related to the Device, as well as all rights in the Mark, for the duration of their respective existence.

As development efforts continued, Dr. Singh knew that clinical proof of concept was required. In 2017, the initial clinical trials to determine feasibility of the Device commenced at MS Ramaiah Medical Center in Bangalore, India. The Bangalore clinical trials showed clinically significant vein dilation benefits in ESRD patients. Through presentations by Dr. Singh at medical conferences around the entire globe, the Device was soon recognized for its simplicity and benefit.

As the Company received more information from use of the Device, the Company continued to refine the product to make it suitable for manufacturing and distribution while simultaneously applying   for regulatory authorizations as required for distribution of the Device. For manufacturing, the Company engaged Alleva Medical Limited, Hong Kong, an experienced medical device manufacturer, where the Device is currently manufactured.

For India distribution, in 2019 the Company engaged Medifocus, an experienced medical device distribution company, and commenced distributing the Device for purposes of ESRD patient vein dilation and fistula manufacturing in India.

The Company then received clearance to distribute the Device for vein dilation and fistula maturation in the European Union (EU) in April, 2020, Canada (because of the EU registration), Australia (November,2020), and New Zealand (November, 2020).

After first considering sales of the Device on Amazon in the EU, the Company is engaged in active negotiations with an EU distributor. Execution of an EU distribution agreement is expected in the near term.

An Australian distributor, Regional Technology Systems, was engaged by the Company in February, 2022. Implementation of the Australia distribution plan is in process.

In the United States, regarding regulatory clearance for distribution, on June 17, 2021 the United States Food and Drug Administration (FDA) granted 510k authorization for distribution of the Device as an arm massager intended to temporarily relieve minor muscle aches and/or pains and temporarily increase circulation to the treated areas.

To date, the Company's marketing of the Device in the United States is limited to that indication for use. However, on December 13, 2021, the Company received a "Breakthrough Device" designation for the Fist Assist FA-1D device. This designation was granted specifically for use of the Device for pre-surgical vein dilation to allow for arteriovenous (AV) fistula creation in adult patients diagnosed with chronic renal failure. For this patient population, pre-operative assessment of the venous anatomy suggests that superficial arm vein and/or perforator vein size is inadequate for the creation of an AV fistula for hemodialysis. The breakthrough designation provides the Company an accelerated review of the Device through a "de novo" application.

For United States distribution the Company has engaged Airos Medical, Inc., an experienced medical device distribution company, to launch, support, and implement a marketing plan within the limits currently imposed by the FDA. The launch is currently in its initial phase.

While pursuing regulatory authorizations, the Company continues to refine Device technology (leading to the patent filings described above) and engage in clinical research to provide evidence of Device efficacy. Specifically, in 2021 the Company concluded the Fist Assist Clinical Trial (FACT) as a non-significant risk device for pre-surgery vein dilation in renal failure patients. The FACT started in 2019 at The University of Chicago and eventually added three more sites for successful completion. FACT confirmed that the Device has a positive role in vein dilation and was a material component of the FDA Breakthrough Designation.

The Company, after working diligently on intellectual property protection, regulatory authorizations, and development of distribution channels, is poised to launch global marketing efforts, and the capital raised in this crowdfunding will be dedicated to all of those purposes. The Company is developing a full-scale global commercialization plan that will use various channel strategies including direct to consumer, direct to business, and a large-scale social media/marketing campaign.

With proceeds from and as a part of the crowdfunding capital raise, the Company will implement a substantial global marketing campaign to increase awareness of the Device. For that purpose, the Company has engaged Digital Niche Agency to create marketing content for education, sales, awareness, and crowdfunding success. After the anticipated successful raise, the Company will use the funds for wider awareness, education-based marketing events to increase sales. This will involve more advanced media events including interviews, television ads, and promotional events in social and mainstream media.

International marketing strategies will be based in respective countries in compliance with all local rules and regulations. These strategies will be language sensitive and will carry the same theme as the United States marketing material, provided that the Company is able immediately to market the Device for vein dilation and AV fistula maturation outside of the United States but does not yet have FDA clearance for that indication of use in the United States. Because of the need to customize marketing strategies for the international market, the Company will rely heavily on its distributors for advice and direction.

The Fist Assist FA-1 Device is the culmination of Dr. Singh's research and clinical work to develop a non- invasive, low cost, home wearable device to assist vein enhancement to improve the patient's journey through renal disease and infusion services. The Company's goal is to demonstrate that the Device is a safe, cost-effective solution for the global need of arm vein care and dilation for many medical scenarios.

See "Exhibit E – Business Plan" for more information on the Company's forward business plans and operations.



RISK FACTORS

An investment in our Class A Membership Interest Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Membership Interest Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Membership Interest Units and the market price of our Membership Interest Units, which could cause you to lose all or some of your investment in our Membership Interest Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Membership Interest Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We may be unable to enforce our intellectual property rights and protect against counterfeiting of our products.
Our success depends, in part, on our ability to obtain and enforce patents, protect trade secrets, and to conduct our business without infringing upon the proprietary rights of others. Consequently, the patent positions of medical device companies, including ours, can be uncertain and involve complex legal and factual questions. There can be no assurance that if claims of any of our licensed patents are challenged by one or more third parties, a court or patent authority ruling on such challenge will determine that our patent claims are valid and enforceable. If a third party is found to have rights covering products or processes used by us, we could be forced to cease using such products or processes, be subject to significant liabilities to such third party and/or be required to obtain license rights from such third party. Lawsuits involving patent claims are costly and could affect our results of operations, result in significant expense, and divert the attention of managerial and scientific personnel.

In addition, we do not know whether any of our licensed pending patent applications will result in the issuance of patents or, if patents are issued, whether they will be dominated by third-party patent rights, provide significant proprietary protection or commercial advantage or be circumvented, opposed, invalidated, rendered unenforceable or infringed by others.

Our intellectual property rights may be affected in ways that are difficult to anticipate at this time under the provisions of the America Invents Act enacted in 2011. This law includes a number of important changes to established practices, including transition to a first-to-file system, post-grant review for issued patents, and various procedural changes. The scope of these changes and the lack of experience with their practical implementation may result in uncertainty over the next few years.

Also, different countries have different procedures for obtaining patents and patents issued by different countries provide different degrees of protection against the use of a patented invention by others. There can be no assurance that the issuance to us in one country of a patent covering an invention will be followed by the issuance in other countries of patents covering the same invention or that any judicial interpretation of the validity, enforceability, or scope of the claims in a patent issued in one country will be similar to or recognized by the judicial interpretation given to a corresponding patent issued in another country. The United States Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Specifically, two of the United States patents licensed to us for commercialization have been not been nationalized in any foreign jurisdiction, which may materially affect the Company's ability to enforce some patent rights in jurisdictions outside of the United States.

We also rely upon unpatented, proprietary and trade secret technology that we seek to protect, in part, by confidentiality agreements with our collaborative partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. Despite precautions taken by us, there can be no assurance that these agreements provide meaningful protection, that they will not be breached, that we would have adequate remedies for any such breach or that our proprietary and trade secret technologies will not otherwise become known to others or found to be non-proprietary.

We receive confidential and proprietary information from collaborators, prospective licensees and other third parties. In addition, we employ individuals who were previously employed at or engaged by other biotechnology or medical device companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees' former employers. Litigation may be necessary to defend against these claims, which can result in significant costs if we are found to have improperly used the confidential or proprietary information of others. Even if we are successful in defending against these claims, litigation could result in substantial costs and diversion of personnel and resources.

We also may be unable to prevent third parties from selling unlawful, counterfeit, pirated, or stolen goods, selling goods in an unlawful or unethical manner, violating our proprietary rights or the proprietary rights of others.

We may be unable to obtain regulatory authorization to permit us to market and distribute our products for certain indications of use.
Our products can be used for many purposes related to vein dilation and circulation, but our products must be authorized for specific indications of use in each jurisdiction where the products are marketed. In all jurisdictions where we currently have marketing operations except the United States, our products can be marketed and distributed for vein dilation and fistula maturation as well as other indications for use. However, the United States Food and Drug Administration (FDA) has cleared our products only as a wearable massager that can increase arm circulation and relieve arm pain. There can be no assurance that we will ever be able to market and distribute the device for any other use, including vein dilation and fistula maturation, in the United States, which may have a material adverse effect on implementing our business plan and our profitability. Also, the FDA may raise objections to the manner in which our products are promoted in the United States.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur,

which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Membership Interest Units may not develop.
There is currently no public trading market for any Membership Interest Units, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Membership Interest Units at any price. Accordingly, you may have no liquidity for your Membership Interest Units. Even if a public or private market does develop, the market price of the Membership Interest Units could decline below the amount you paid for your Membership Interest Units.

There may be state law restrictions on an Investor's ability to sell the Membership Interest Units.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Membership Interest Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Membership Interest Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, one individual beneficially owns 100% of outstanding Class A Voting Membership Interest Units of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Membership Interest Units that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.
The Offering of Securities at $1.00 per Unit by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $10,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $1,000,000 through the sale of up to 1,000,000 Class A Voting Membership Interest Units, based on a valuation of $10,000,000. This funding will allow for:

- Initiation and finalization of global marketing and commercialization campaign in not only the Unites States but also Australia, New Zealand, Europe, and possibly Japan
- Development of FDA/regulatory clearance to expand indications for use for distribution of the device in the United States
- Offering, accounting and legal fees

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Class A Voting Units	Number of Class A Voting Units Held Prior to Offering	Percentage (%) of Class A Voting Units Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Tej M. Singh	Membership Units	10,000,000	100	100

Classes of Securities of the Company

The Company has 20,000,000 authorized Class A Voting Membership Interest Units and 0 authorized Preferred Membership Interest Units. As of the date of this Offering, 10,000,000 Class A Voting Common Equity Membership Units were issued and outstanding in the Company. 100% of issued Units prior to the Offering are issued to Tej M. Singh, Founder and Chief Executive Officer of the Company.

The Company is offering 1,000,000 Class A Voting Membership Interests at $1.00 per Unit (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 11,000,000 Class A Voting Units issued in the Company with the Units sold through this Offering equaling 9% ownership of issued Units in the Company post closing. The Units sold are Common Units that have standard voting rights within the Company.

Sales of additional Class A Units from the Company's authorized Units would dilute owners of common interests. Also, the Company may implement an incentive trust ownership plan under which unit options might be granted, which would dilute the existing owners.

There are no differences not reflected above between the Securities being offered and any other current class of security of the Issuer. However, the Issuer has the power to create other classes of securities that may dilute the economic interests and voting power of the Class A Voting Membership Interest Units.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company property located at 3060 E Post, Suite 110, Las Vegas, Nevada 89120, has approximately 5,400 square feet and is leased from Fist Assist Properties, LLC, an entity that is related to Fist Assist Devices, LLC, by common ownership and control.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

INDEBTEDNESS

The Company has the following debt:

The Company has a $492,700.00 revolving line of credit loan with Bank of the West that accrues interest at the prime rate plus .75%. Currently the Company has a principal balance due on the line of credit loan in the amount of $82,297.00 which accrues interest at 4.75%.

Does the Company have operating history: ☐ Yes ☒ No

As described in the Executive Summary for this offering, Fist Assist Devices, LLC (the "Company") is an embodiment of the lifelong interest of Tej M. Singh, M.D., M.B.A., in circulatory and vein health. For the past nine years, Fist Assist Devices management has been striving to preserve rights in, develop, clinically test, obtain regulatory authorizations for, and commercialize a unique intermittent pneumatic compression medical device for indications of use related to circulatory and vein health with a specific interest in effectiveness of the device for presurgical vein dilation prior to arteriovenous fistula (AVF) surgery and fistula maturation for individuals with End Stage Renal Disease (ESRD).

Today, Fist Assist Devices distributes two devices that reflect regulatory authorization in different markets, and the Company is implementing a branding strategy to clarify permitted indications for use in its various markets.

The Fist Assist Model FA-1 is a device that is cleared for marketing and distribution in the United States (the "United States Device") only as arm air pressure massager intended to temporarily relieve minor muscle aches and/or pains and to temporarily increase circulation to the treated areas (the "United States Indications for Use"). The Fist Assist Model FA-1D (the "Global Device") is a device that is cleared for marketing and distribution in the European Union (EU), Canada (through EU clearance), Australia, New Zealand, and India for vein dilation in general, which has many applications including, without limitation, vein dilation prior to AVF surgery and fistula maturation for individuals suffering from ESRD (the "Global Indications for Use"). It should be noted, however, that the "vein dilation" benefits of the Global Device are not limited to care of ESRD patients and are much more broad including, for example, increasing vein size and promoting vein health and access for both cancer patients undergoing chemotherapy and phlebotomy in general.

Historical Results of Operations and Global Marketing and Distribution Plan
Throughout its history Fist Assist Devices has been more focused on research, development, and regulatory authorizations than on marketing and distribution. In fact, the proceeds from this offering are partially intended to be used for the launch of a coordinated global marketing and distribution plan. However, even before the more formal marketing and distribution launch that will be made possible through the proceeds from this offering, the Company has some operations history. As described in the Executive Summary, the Company commenced its clinical research in India and began distributing the Global Device for Global Indications for Use in India in 2019. Since then the Company has received approximately $25,000.00 in total revenue from India sales.

The Company then received clearance to distribute the Device for vein dilation and fistula maturation in the EU in April, 2020, Canada (derived from the EU registration), Australia (November, 2020), and New Zealand (November, 2020). While the Company made a few sales of the Global Device on Amazon in the EU, that marketing channel was suspended, and the Company is engaged in active negotiations with an EU distributor.

An Australian distributor, Regional Technology Systems, was engaged by the Company in February, 2022 for distribution in Australia and New Zealand. Implementation of the Australia/New Zealand distribution plan is in process, and proceeds from this offering will partially be used to penetrate those Southern Hemisphere markets.

For United States distribution the Company has engaged Airos Medical, Inc., an experienced medical device distribution company, to launch, support, and implement a marketing plan of the United States Device for the United States Indications for Use. The launch is currently in its initial phase, and proceeds from this offering will partially be used to implement the United States distribution plan.

With the proceeds from this offering, the Company will immediately commence implementation of a coordinated global marketing and distribution plan in collaboration with all of the Company's distribution alliances, including internet and social media advertising, television infomercials, and both Direct to Business and Direct to Big Box marketing.

Plan to Increase United States Sales Revenue

If the offering raises at least the Target Offering Amount, the Company will immediately seek regulatory authorization for expanded indications for use of the Fist Assist device in the United States. First, the Company intends to seek FDA authorization of the Fist Assist device for indications for use involving vein and circulatory system health and wellness. Second, the Company intends to pursue FDA authorization for use of the Fist Assist device for vein dilation, which has many potential applications. Third, while vein dilation is not limited to a renal care application, on December 13, 2021, the Company received "Breakthrough Device" for the FA-1D device. This provides the Company with a potential path for accelerated review of the FA-1D device for vein dilation uses through an FDA "de novo" request. When the Company receives the "de novo" acknowledgment from the FDA for additional indications for use for the FA-1D device, the Company will launch additional phases to the Company's global marketing and distribution plan, which will also require funding but with the expectation of increased sales revenue.

Liquidity

The Company has limited cash resources, and the viability of the Company is dependent on raising additional equity or debt capital beginning with the equity capital raised in this offering. Specifically, as described above, successful implementation of the Company's business plan requires investment in both: (1) marketing and distribution of the Fist Assist device in all markets within the limitations of their respective authorized indications for use; and (2) obtaining a "de novo" authorization to market the Fist Assist FA-1D device in the United States for vein dilation, which will expand the United States market. If the offering reaches only the Target Offering Amount of $250,000, the $117,000 allocated to global marketing and commercialization and the $51,000 allocated to FDA regulatory/clearance are likely to be used by the end of the calendar year 2022.

If implementation of the global marketing and distribution plan does not significantly increase sales revenue and the offering raises only the Target Offering Amount, the Company will need to access other capital sources to continue operations into three calendar year 2023. To manage liquidity risk, the Company's business plan includes a capital resources plan that anticipates both equity and debt financing if sales revenue is insufficient to fund Company operations.

Capital Resources Plan

As stated above, if all of the funds raised in this offering are expended and the Company is unable to generate enough sales revenue to continue implementation of the global sales and marketing plan and pursuit of regulatory authorizations necessary for expanded distribution in the United States, the Company will need to access other sources of equity or debt capital to continue operations. In that regard, the Company has implemented the following capital resources plan.

First, the Company recently entered into a $492,700.00 revolving line of credit with a commercial bank that can be used to fund working capital deficiencies and may seek additional debt capital if the current revolving line of credit is insufficient to permit the Company to pay its obligations as they become due.

Second, the Company can issue additional Class A Units or create and issue new classes of Units to raise additional equity capital.

Third, the Company can raise additional equity capital from all Members by making a Capital Call as described in the Company's Operating Agreement.

Last, if the Company is unable to access sufficient debt or additional equity capital and the Company is unable to pay its obligations as they become due, Dr. Singh is committed to providing the Company with either debt working capital or additional equity capital from his personal and family sources as necessary for the Company to continue its operations through at least the calendar year 2025. Dr. Singh may also individually guaranty commercial bank and other debt obligations as necessary to continue Company operations.

Financial Milestones

Commencement of the global marketing and distribution plan and the United States FDA "de novo" depends upon reaching the Target Offering Amount, and complete implementation of the objectives is dependent on raising and using more than the Target Offering Amount. Accordingly, the Company has established milestone goals for both revenue and regulatory authorizations.

The expectation is for sales revenue to increase, and the Company has established revenue goal "financial milestones" based upon those expectations.

However, the financial timeline milestones are tied to the timing of the capital raised in the offering. The revenue milestones for the first year commencing on the date when the Target Offering Amount is accomplished in United States dollars are as follows:

- India - $67,000.00 U
- United States - $420,000.00
- Australia/New Zealand - $72,000.00
- European Union - $72,000.00
- Canada - $72,000.00

The Company will use its best efforts to accomplish these revenue milestones. Nevertheless, there is no assurance that the Company will succeed.

The Company intends to submit an FDA "de novo" request for expanded indications for use in the United States within sixty (60) days after reaching the Target Offering Amount, and the request is expected to be granted within one hundred eighty (180) days if the FDA does not require additional clinical trials and the Company does not need to appeal an adverse FDA determination.

Operational and Other Challenges

As stated above, the primary challenges facing the Company are (1) effectively implementing a global marketing and distribution plan and (2) obtaining a "de novo" grant for the FA-1D Device in the United States.

Throughout its history, the Company has faced other challenges and will continue be confronted with obstacles to implementation of its business plan as follows:

• Like all enterprises, implementation of the Company's business plan was and may in the future be affected by public health emergencies and governmental lockdowns that restrict commerce. Without limitation, the Company's present sole manufacturer is based in Hong Kong and has a manufacturing facility in mainland China, and supply of the Fist Assist device for all global markets may be disrupted by governmentally imposed restrictions that are unpredictable.

• Manufacturing of the device is dependent on several parts, and international supply chain issues may limit availability of the parts necessary to manufacture the device for sale. The Company is using its best efforts to work with the manufacturer to assure that devices can be assembled and transported as necessary to fill orders for the device.

• The device is shipped by the manufacturer to the Company's global markets. Supply chain issues may also affect the loading and unloading of container ships and result in inability to fill orders and lost revenue.

• While the Company is optimistic that the Company will receive the FDA authorizations necessary to expand the Company's United States market, there is no assurance that the Company will receive the authorizations without further time consuming clinical trials, and expansion of the United States market to include any or all of the Global Indications for Use may take several years from the date that the Target Offering Amount is raised.

The Company believes that it is well prepared to face these and all other challenges. Foremost, Dr. Singh has used and will continue to use his best efforts to represent the Company and trade and scientific association meetings and conferences and tell the device's story that he knows so well. Also, as described above, Dr. Singh is committed to insuring financial viability of the Company in the face of both known and unknown challenges.

If the Company effectively implements business plan by increasing revenue and obtaining additional regulatory authorizations, the Company may be able to entertain acquisition and liquidity event proposals.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$7,500	3%	$30,000
Global Marketing & Commercialization	46.8%	$117,000	46.8%	$468,000
FDA/Regulatory Authorization	20.4%	$51,000	20.4%	$204,000
General and Administrative Expenses	18.7%	$46,750	18.7%	$187,000
Legal/Finance/ Contingency Expenses	11.1%	$27,750	11.1%	$111,000
Total	100%	$250,000	100%	$1,000,000

Rialto Markets, LLC shall take a one percent (1%) equity stake in the Company and three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS



Financial Statements and Independent Auditor's Report

Fist Assist Devices, LLC.

December 31, 2021 and 2020

Fist Assist Devices, LLC

Table of Contents



ASSURANCEDIMENSIONS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member of Fist Assist Devices, LLC

We have reviewed the accompanying financial statements of Fist Assist Devices, LLC (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations and member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the Company's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.
We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Assurance Dimensions
Margate, Florida
May 14, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Fist Assist Devices, LLC
Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
Assets		
Current assets:		
Cash	$ 79,772	$ -
Inventory	42,011	72,431
Prepaid expenses	40,000	-
Total current assets	161,783	72,431
Patents	97,167	81,656
Property and equipment, net	9,157	-
Total assets	$ 268,107	$ 154,087
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 37,509	$ 50,000
Notes payable, current portion	113,032	76,383
Total current liabilities	150,541	126,383
Notes payable, net of current portion	-	19,446
Total liabilities	150,541	145,829
Member's equity:		
Contributed capital	3,046,697	2,463,895
Accumulated deficit	(2,929,131)	(2,455,637)
Total member's equity	117,566	8,258
Total liabilities and member's equity	$ 268,107	$ 154,087

The accompanying notes are an integral part of these financial statements.

Fist Assist Devices, LLC
Statements of Operations
For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenue		
Revenue earned	$ 47,610	$ 197
Cost of revenues earned	25,813	-
Gross profit	21,797	197
Operating expenses	495,025	338,646
Total operating expenses	495,025	338,646
Loss from operations	(473,228)	(338,449)
Interest expense	(266)	(329)
Total non-operating income (expense), net	(266)	(329)
Net loss	(473,494)	(338,778)

The accompanying notes are an integral part of these financial statements.

Fist Assist Devices, LLC
Statement of Member's Equity
For the Years Ended December 31, 2021 and 2020

	Contributed Capital	Retained Deficit	Total
December 31, 2019	$ 2,051,174	$ (2,116,859)	$ (65,685)
Capital contributions	412,721	-	412,721
Net loss	-	(338,778)	(338,778)
December 31, 2020	$ 2,463,895	$ (2,455,637)	$ 8,258
Capital contributions	582,802	-	582,802
Net loss	-	(473,494)	(473,494)
December 31, 2021	$ 3,046,697	$ (2,929,131)	$ 117,566

The accompanying notes are an integral part of this financial statement.

Fist Assist Devices, LLC
Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

		2021		2020
Cash from operating activities				
Net loss	$	(473,494)	$	(338,778)
Adjustments to reconcile net loss to net cash used by operating activities:				
Depreciation and amortization		9,035		7,398
Increase (decrease) in cash due to changes in:				
Inventory		30,420		21,863
Prepaid expenses		(40,000)		-
Accounts payable and accrued liabilities		(12,491)		(19,744)
Net cash used by operating activities		(486,530)		(329,261)
Cash from investing activities				
Capitalizable patent expenses		(24,546)		(45,217)
Purchase of property and equipment		(9,157)		-
Net cash used by investing activities		(33,703)		(45,217)
Cash from financing activities				
Contributions from Member		582,802		412,721
Proceeds from notes payables		75,000		-
Payments for notes payables		(57,797)		(58,353)
Net cash provided by financing activities		600,005		354,368
Net change in cash		79,772		(20,110)
Cash at beginning of year		-		20,110
Cash at end of year	$	79,772	$	-
Supplemental disclosure				
Cash paid for interest expense	$	266	$	329

The accompanying notes are an integral part of these financial statements.

Fist Assist Devices, LLC
Notes to the Financial Statements
December 31, 2021 and 2020

Note A – Nature of Business

Fist Assist Devices, LLC (the "Company") is a California limited liability corporation organized in March 2013 to produce devices to help patients increase circulation and help with medical care. The Company has designed and developed an at-home, minimally-invasive device that patients can use to increase circulation, primarily in the arms. The Company is actively selling their devices in Europe, India, Australia, and the United States. The Company is head quartered in Las Vegas, Nevada.

Note B – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates include inventory reserves for obsolescence, allowance for uncollectible loans, depreciable lives of property and equipment and stock based compensation. Actual results could differ from those estimates.

Recent Accounting Pronouncements Not Yet Adopted

The Company periodically reviews new accounting standards that issued as Accounting Standards Updates ("ASU") by the Financial Accounting Standards Board ("FASB"). The Company carefully considers all new pronouncements that alter previous U.S. GAAP, and has identified the following new accounting standards that it believes merits further discussion. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842).* This guidance amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheet. Under ASU 2020-05, ASU 2016-02 is effective for years beginning on or after December 15, 2021. Management is evaluating the impact of this ASU on the Company's financial reporting.

In August 2020, the FASB issued ASU 2020-06, *Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40) – Accounting for Convertible Instruments and Contracts on an Entity's Own Equity*. The ASU simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for the exceptions. The ASU also simplifies the diluted net income per share calculation in certain areas. The new guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact of the adoption of the standard on the financial statements.

Note B – Summary of Significant Accounting Policies (continued)

In May 2021, the FASB issued ASU 2021-04, *Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40)*. The new ASU addresses issuer's accounting for certain modifications or exchanges of freestanding equity-classified written call options. This amendment is effective for all entities, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact this new guidance will have on its financial statements.

Cash

The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. The Company does not believe it is exposed to significant risk. At December 31, 2021 and 2020, there were no cash equivalents.

Inventory

Inventory consists devices developed by the Company. Inventory is valued at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Management does not believe a reserve was necessary for slow-moving or obsolete inventory as of December 31, 2021 and 2020.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line method of depreciation is used over the following estimated useful lives:

Furniture and fixtures   5 Years

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposition of assets are recorded in the year of disposition.

Intangible Assets

Intangible assets consist of patents and patents pending that the Company has obtained for the life of the patents through a licensing agreement with the sole member dated May 1, 2022. Patents and patents pending are being amortized on the straight-line method over fifteen years, but not exceeding the initial expiration date of the patent.

Impairment of Long-Lived Assets

Long-lived assets such as property and equipment, and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of December 31, 2021 and 2020.

Note B – Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") 606. *Revenue from Contracts with Customers as of January 1, 2020* using the modified retrospective method for all contracts with customers. The Adoption did not result in on impact on operating retained earnings. No significant judgments were made in the application of the guidance in ASC 606. Revenue is recognized when devices are delivered to the customer or distributor.

Product Testing and Research

The Company expenses product testing and research & development costs as incurred.

Income Taxes

As a limited liability company, the Company is disregarded for tax purposes. The Company's taxable income or loss is allocated to the sole member in accordance with the operating agreement and is reflected in the sole member's income subject to income taxes; accordingly, the accompanying financial statements do not reflect a provision or liability for federal income taxes.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2021 and 2020. The Company's 2019 through 2021 tax years are open for examination for federal and state taxing authorities.

Note C – Intangible Assets

Intangible assets consisted of the following as of December 31:

	2021	2020	Useful Life (years)
Intellectual property	$ 135,519	$ 110,973	15
Less: accumulated amortization	(38,352)	(29,317)	
Intangible assets, net	$ 97,167	$ 81,656	

Amortization expense charged to operations for the years ended December 31, 2021 and 2020 was approximately $9,000 and $7,000, respectively.

The following is a schedule of the estimated amortization expense for intangible assets over the remaining useful life:

Years ending December 31,	
2022	$ 9,035
2023	9,035
2024	9,035
2025	9,035
2026	9,035
Thereafter	51,992
	$ 97,167

Fist Assist Devices, LLC

Notes to the Financial Statements
December 31, 2021 and 2020

Note D – Property and Equipment

Property and equipment consisted of the following as of December 31:

	2021	2020
Furniture and fixtures	$ 9,157	$ -
Total property and equipment	9,157	-
Less: accumulated depreciation	(-)	-
Property and equipment, net	$ 9,157	$ -

For the year ended December 31, 2021 the depreciation expense was approximately $- because the furniture was not yet placed into service.

Note E – Notes Payable

Notes payable consisted of the following at December 31:

	2021	2020
Working capital loan - $100,000 unsecured note payable to Bank of the West dated July 6, 2018, payable in 36 monthly principal payments of $2,778 beginning August 2019. The loan accrues interest at the rate of PRIME plus 1.5%, and matures in July 2022.	$ 17,882	$ 48,538
Working capital loan - $100,000 unsecured note payable to Bank of the West dated December 30, 2019, payable on demand. The loan accrues interest at the rate of PRIME plus 1.0%, and is mature on demand.	95,150	25,164
Working capital loan - $50,000 unsecured note payable to American Express National Bank dated September 10, 2019, payable in 24 monthly installments of $2,238, including principal and interest at the rate of 6.97%, and matures in October 2021.	-	22,127
Total debt	113,032	95,829
Less: current portion	(-)	(76,383)
Notes payable, long-term	$ 113,032	$ 19,446

Note F – Commitments and Contingencies

The Company has a consulting agreement expiring June 30, 2022 with a consultant who is to assist in negotiating a liquidity event in which a contingent payment is to be made in the event that the Company is sold. If the net proceeds from a sale event are below $75,000,000 the consulting will receive 2% of net proceeds and if the sale event has net proceeds in excess of $75,000,000 the consultant will receive 3% of net proceeds with a maximum of $3,000,000.

Fist Assist Devices, LLC

Notes to the Financial Statements
December 31, 2021 and 2020

Note F – Commitments and Contingencies (continued)

The Company has a consulting agreement expiring December 31, 2022 with a consultant who has assisted in providing advice and arranging for a liquidity event and advice related to corporate structure in which a contingent payment is to be made in the event that the Company is sold. Upon a sale or change in control the consultant will receive $1,000,000. In the event that proceeds from the sale exceed $20,000,000 the consultant will receive $1,500,000. In addition to the fixed payment noted above if the net proceeds from a sale event exceed $35,000,000 the consulting will receive $750,000 and if the sale event has net proceeds in excess of $75,000,000 the consultant will receive $1,000,000.

The Company has a consulting agreement expiring December 31, 2022 with a consultant who is to assist in business consulting, developing a business plan and pitch book and marketing in which a contingent payment is to be made in the event that the Company is sold. If the net proceeds from a sale event are below $75,000,000 the consulting will receive 2% of net proceeds with a maximum of $2,000,000 and if the sale event has net proceeds in excess of $75,000,000 the consultant will receive 3% of net proceeds with a maximum of $3,000,000.

The Company has a distribution agreement that was executed on July 1, 2021 and expires on June 30, 2023 with its exclusive distributor of its products in the United States that in the event of a sale of the Company a contingent payment is to be made as follows: If distributor gross sales are less than $10,000,000 the Company will pay a fee of 2 times gross revenues with a minimum payment of $250,000 and a maximum payment of $500,000. If distributor gross sales are more than $10,000,000 but less than $25,000,000 the Company will pay a fee of 2 times gross revenues with a minimum payment of $500,000 and a maximum payment of $750,000. If distributor gross sales are more than $25,000,000 the Company will pay a fee of 2 times gross revenues with a minimum payment of $750,000 and a maximum payment of $1,000,000.

Note G – Subsequent Events

On March 1, 2022 the Company signed a 1 year lease with a related to party to rent a building for $4,500 a month.

On May 1, 2022 the Company and its sole member finalized a licensing agreement officially licensing its intellectual property from the sole member to the Company.

In preparing the accompanying financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 14, 2022, the date the financial statements were available to be issued. Management has determined that all subsequent events have been properly disclosed.

FIST ASSIST DEVICES, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Manager of:

FIST ASSIST DEVICES, LLC

3060 E Post, Suite 110
Las Vegas, Nevada 89120

Ladies and Gentlemen:

1. Background. The undersigned understands that Fist Assist Devices, LLC, a California limited liability company authorized to do business in the State of Nevada (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available to prospective investors through the Rialto Markets, LLC crowdfunding portal (the "Portal"), as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to 1,000,000 Class A Voting Units of its membership interests (each a "Unit" and, collectively, the "Units") at a purchase price of $1.00 per Unit. The minimum amount or target amount to be raised in the Offering is $250,000.00 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $1,000,000.00 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Portal is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 3% of gross monies raised in the Offering plus 1% of the Units sold in the offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at investfistassist.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the

Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal 's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3. Closing.

    (a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

    (b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

        (i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

        (ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

        (iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering: Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

    (a)   The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

    (b)   The undersigned acknowledges that at no time has the undersigned been expressly or implicitly represented, guaranteed, or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement, which includes, without limitation, the Company's First Amended and Restated Operating Agreement to which the undersigned will be a party as a Member upon acceptance of the undersigned's subscription by the Company. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e)   The undersigned confirms that the undersigned is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as the undersigned deems necessary to enable the undersigned to make an informed investment decision concerning the purchase of the Units.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m)   The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and the terms and conditions of the Company's First Amended and Restated Operating Agreement.

(p)   The undersigned agrees and understands that execution of this Subscription Agreement constitutes joinder of the undersigned as a Member of the Company and acceptance of all terms and conditions of the Company's First Amended and Restated Operating Agreement which was provided to the undersigned in Form C and the Offering documents and permits the Company's Manager to amend the First Amended and Restated Operating Agreement to admit the undersigned as a Member of the Company thereunder.

(q)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that the undersigned has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned 's jurisdiction.

6.   HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts, or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Organizational Power. The Company has been duly formed as a limited liability company under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Formation and Limited Liability Company Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   No Conflict. The execution, delivery, and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Organization or First Amended and Restated Operating Agreement, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30- day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11.   Legend. The certificates, book entry, or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

12.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

14.   Submission to Jurisdiction. With respect to any suit, action, or proceeding relating to any offers, purchases or sales of the Units by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. Waiver Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (a) the acceptance of the subscription by the Company, (b) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (c) the death or disability of the undersigned.

24. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

7

SIGNATURE PAGE TO FIST ASSIST DEVICES, LLC SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF the parties have executed this Agreement as of _____ EFFECTIVE DATE

Number of Units:_____ [UNITS]_____

Aggregate Purchase Price:_____ $[AMOUNT]_____

COMPANY
FIST ASSIST DEVICES, LLC

By:_____
    Tej M. Singh, Chief Executive Officer

Read and Approved: **SUBSCRIBER**

By:____ [INVESTOR SIGNATURE]_____

Name:__[INVESTOR NAME]_____

Title:__ INVESTOR TITLE_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

8

EXHIBIT C: ARTICLES OF ORGANIZATION



LLC-1 | **Articles of Organization of a Limited Liability Company (LLC)**

201311210017

To form a limited liability company in California, you can fill out this form and submit for filing along with:

- A $70 filing fee
- A separate, non-refundable $15 service fee also must be included if you drop off the completed form or document.

Important! LLCs in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

LLCs may not provide "professional services," as defined by California Corporations Code sections 13401(a) and 13401.3.

Note: Before submitting the completed form, you should consult with a private attorney for advice about your specific business needs.

FILED
Secretary of State
State of California

MAR 2 2 2013

This Space For Office Use Only

For questions about this form, go to www.sos.ca.gov/business/be/filing-tips.htm

LLC Name

① Fist Assist Devices, LLC

Purpose

② The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the Beverly-Killea Limited Liability Company Act.

LLC Addresses

③ a 25399 Fernhill Drive — Los Altos Hills, California 94024

b.

Service of Process

④ a LegalZoom.com, Inc

b. — CA

Management (Check only one.)

⑤ The LLC will be managed by:

☐ One Manager   ☐ More Than One Manager   ☑ All Limited Liability Company Member(s)

By: Karla Figueroa, Assistant Secretary, LegalZoom.com, Inc.

EXHIBIT D: OPERATING AGREEMENT



FIRST AMENDED AND RESTATED OPERATING AGREEMENT

OF

FIST ASSIST DEVICES, L.L.C.

NOTICE:

THE MEMBERSHIP INTEREST UNITS IN FIST ASSIST DEVICES, L.L.C. (THE "UNITS") ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER TERMS AND CONDITIONS SET FORTH IN THIS AGREEMENT AND ITS FINANCING DOCUMENTS. THE UNITS HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER (i) THE CALIFORNIA SECURITIES LAW, AS AMENDED (THE "CALIFORNIA SECURITIES ACT"), (ii) THE NEVADA UNIFORM SECURITIES ACT (THE "NEVADA SECURITIES ACT"), (iii) ANY OTHER STATE SECURITIES LAWS, OR (iv) THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "FEDERAL SECURITIES ACT"). NEITHER THE UNITS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED, OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS AGREEMENT AND (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE CALIFORNIA SECURITIES ACT OR NEVADA SECURITIES ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER EITHER ACT; (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER ANY OTHER APPLICABLE STATE SECURITIES LAWS OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER SUCH SECURITIES LAWS; AND (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE FEDERAL ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE FEDERAL ACT.

FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
FIST ASSIST DEVICES, L.L.C.

THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT (the "**Agreement**") of **FIST ASSIST DEVICES, L.L.C.** (the "**Company**"), a California limited liability company authorized to do business in the State of Nevada, is made and entered into as of May 1, 2022 (the "**Effective Date**"), by and among the Members executing this Agreement as of the date hereof as described on **Schedule A** attached hereto and made a part hereof and each other Person who after the date hereof becomes a Member of the Company and a party to this Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of California by the filing of Articles of Organization with the California Secretary of State on January 28, 2021 (the "**Articles**") and is authorized to do business in the State of Nevada;

WHEREAS, prior to the Effective Date, the Company had one sole Member, Tej M. Singh, M.D., M.B.A., and was governed by single member limited liability company Operating Agreement entered into as of March 22, 2013 (the "**Original Operating Agreement**");

WHEREAS, the Company has resolved to seek additional investors as Members, which requires execution of this Agreement; and

WHEREAS, the Members wish to enter into this Agreement setting forth the terms and conditions governing operation and management of the Company;

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth below, the parties agree as follows:

I.   DEFINITIONS

When used in this Agreement, the following terms have the meanings set forth below:

1.1   "**Act**" means the California Revised Uniform Limited Liability Company Law, as amended from time to time (Cal. Civ. Code §§ 17701.01 – 17713.13).

1.2   "**Admission Date**" for a Member means the date a Person is admitted as a Member pursuant to **Section 8.14**.

1.3   "**Affiliate**" of a specified Person or entity means a Person or entity that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Person or entity specified. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such specified Person or entity, whether through ownership of voting securities, by contract, or otherwise.

1.4   "**Agreement**" means this First Amended and Restated Operating Agreement as amended from time to time.

1.5   "**Articles**" has the meaning set forth in the Recitals.

1.6   "**Assignee**" means a permitted transferee of Units or any successor to a Member by operation of law, who has not, in either case, been admitted as a substitute Member.

1.7   "**Available Cash Flow**" means all cash funds of the Company on hand at the end of each calendar quarter less: (a) provision for payment of all outstanding and unpaid current cash obligations of the Company at the end of such quarter (including those in dispute); (b) provision for reserves and working capital for reasonably anticipated cash expenses and contingencies (which may include debt service on Company loans and other credit facilities) as determined by the Manager in its sole discretion; (c) proceeds from the sale of the Units; and (d) Sale Proceeds.

1.8   "**Capital Account**" means, with respect to any Member, the capital account maintained by the Company for such Member in accordance with **Section 6.6** of the Agreement.

1.9   "**Capital Call**" has the meaning set forth in **Section 6.2** hereof.

1.10   "**Capital Call Percentage**" means a fraction, stated as a percentage, with the numerator equal to the number of Units held by each Member and the denominator equal to the number of issued Units..

1.11   "**Capital Contribution**" for any Member or transferee of such Member means all property, tangible or intangible, contributed by such Member to the capital of the Company.

1.12   "**Class A Member**" means each Person that owns Class A Units as described on **Schedule A**, which may be revised by the Manager from time to time to reflect changes in ownership of Class A Units without the necessity of formal amendment of this Agreement.

1.13   "**Class A Units**" means a voting, common Interest in the Company with the rights and obligations described in this Agreement. The Company may authorize the issuance of such Class A Units as the Manager may determine. As of the Effective Date, the Company has authorized the issuance of 20,000,000 Class A Units. The Company may increase the number of authorized Class A Units or create and authorize the issuance of other Unit classes as described herein.

1.14   "**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provisions of succeeding law in effect at such time.

1.15   "**Company**" has the meaning set forth in the first paragraph of this Agreement.

1.16   "**Company Percentage**" means a fraction, stated as a percentage, with the numerator equal to the total number of Units owned by each Member and the denominator equal to the total number of issued and outstanding Units.

1.17   "**Company Return**" means the U.S. Return of Partnership Income of the Company.

1.18   "**Company Value**" means the value of the Company determined by the Manager as described in **Section 10.8**.

1.19   "**Confidential Business Information**" has the meaning set forth in **Section 14.17** hereof.

1.20   "**Disability**" means inability or other failure of a Member or the Manager, as determined by the Manager, because of ill health, incapacity, or physical or mental impairment, to be able to actively be engaged in the business of the Company for a period of at least sixty (60) consecutive business days during any twelve (12) consecutive calendar months during the term of this Agreement, for a total of at least ninety (90) business days during any twelve (12) consecutive calendar months during the term of this Agreement, whether consecutive or not, or (c) as evidenced by the Member or Manager receipt of benefits from a long term disability insurance policy.

1.21 **"Dr. Singh"** means Tej M. Singh, M.D., M.B.A.

1.22 **"Economic Interest"** means an interest owner in the capital, income, losses, credits, and other economic rights and interests of the Company, including the right of the owner of the interest to receive distributions from the Company, who has no voting or governance rights in the Company.

1.23 **"Effective Date"** has the meaning set forth in the first paragraph of this Agreement.

1.24 **"Fiscal Year"** means the calendar year.

1.25 **"Force Majeure"** has the meaning set forth in **Section 16.11** hereof.

1.26 **"GAAP"** means generally accepted accounting principles, as consistently applied by the Manager.

1.27 **"Interest"** means any membership interest in the Company as expressed in Units.

1.28 **"Majority in Interest"** means the vote of more than fifty percent (50%) of the Units eligible to vote on any matter.

1.29 **"Manager"** means the Person designated to manage the affairs of the Company under **Section 9.2** hereof. The initial Manager shall be Dr. Singh.

1.30 **"Member"** means each Person designated as a Member of the Company on **Schedule A** hereto, including Class A Members, or any other Person admitted as a Member of the Company in accordance with this Agreement or the Act. **"Members"** refers to such Persons as a group.

1.31 **"Net Income"** means net income (or loss), calculated in accordance with GAAP and shall not include extraordinary and nonrecurring items (and corresponding tax consequences) and income or loss attributable to discontinued operations.

1.32 **"Non-Contributing Member"** has the meaning set forth in **Section 6.2** hereof.

1.33 **"Partnership Representative"** means a "partnership representative" as described in Section 6223(a) of the Code and any comparable provisions of foreign, state, and local income tax laws who is appointed as described in **Section 12.3**.

1.34 **"Person"** means an individual, trust, estate, corporation, partnership, limited partnership, limited liability company, unincorporated association, or other entity or association.

1.35 **"Profits"** and **"Losses"** mean, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this **Section 1.35** shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-(1)(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this **Section 1.35** shall be subtracted from such taxable income or loss;

(c) If the book value of property is adjusted pursuant to Regulations Sections 1.704-1(b)(2)(iv)(f) or (e), such adjustment shall be taken into account as gain or loss from the disposition of an asset and, in lieu of depreciation as calculated for federal income tax purposes, subsequently such deductions shall be computed in accordance with Regulations Sections 1.704-1(b)(2)(iv)(g)(3) or 1.704-3(d)(2), as the case may be. Subsequent calculations of gain or loss resulting from the disposition of an asset for federal income tax purposes shall be computed by reference to its book value as reflected in Members' Capital Accounts rather than its adjusted tax basis;

(d) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's interest in accordance with Regulations Section 1.704-1(b)(2)(iv)(m)(4), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses; and

(e) Any items which are specially allocated pursuant to **Section 8.3**, **Section 8.4**, **Section 8.5**, and **Section 8.6** hereof shall not be taken into account in computing Profits or Losses.

The amounts of items of Company income, gain, loss, and deduction available to be specifically allocated pursuant to **Section 8.3**, **Section 8.4**, **Section 8.5**, and **Section 8.6** hereof shall be determined by applying rules analogous to those set forth in Subparagraphs (a) through (e) above.

1.36 **"Regulations"** means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

1.37 **"Regulatory Allocations"** has the meaning set forth in **Section 8.6** hereof.

1.38 **"Responsible Party"** has the meaning set forth in **Section 15.2** hereof.

1.39 **"Sale Proceeds"** means all proceeds of any sale, exchange, foreclosure, abandonment, financing, or refinancing of capital assets of the Company or from condemnation awards or casualty insurance claims, less applicable expenses and any debt paid or prepaid with the proceeds of or in connection with such transaction occurring outside the ordinary course of business.

1.40 **"Transfer"** (and its derivations) means any involuntary or voluntary sale, lease, pledge, assignment, grant of a security interest, subcontract, dividend, merger, consolidation, gift, or other disposition, direct or indirect, by operation of law or otherwise.

1.41 **"Unit"** means an interest as a Member in the capital and profit and losses of the Company. The Manager, in the Manager's sole discretion, may increase the number of Units in any class.

Units may be offered and sold in fractional increments. Units include Class A Units all other classes of Units.

II.   ORGANIZATION

2.1   Formation. The Company was formed as a limited liability company under and pursuant to the Act by filing the Articles with the California Secretary of State and is authorized to do business in the State of Nevada. The parties desire to cause the Company to continue in effect in accordance with the terms of this Agreement. The Manager shall cause any amendments to the Articles to be filed of record and in such places as required by the Act to protect the status of the Company as a limited liability company under the Act and as otherwise required by law.

2.2   Name. The name of the Company is Fist Assist Devices, L.L.C. The business of the Company may be conducted under such other name as the Manager may determine.

III.   PRINCIPAL PLACE OF BUSINESS

3.1   Principal Place of Business. The principal place of business of the Company is located at 3060 E. Post, Suite 110, Las Vegas, Nevada 89120 or at such other place as the Manager may from time to time designate.

3.2   Registered Agent. The Registered Agent of the Company is Dr. Singh at 3060 E. Post, Suite 110, Las Vegas, Nevada 89120, or such other agent designated by the Manager from time to time.

IV.   BUSINESS

The business of the Company is to engage in research and development of medical devices for the purpose of vein and circulatory system health and wellness including and any and all activities necessary, proper, convenient, or advisable in connection therewith and or otherwise authorized under applicable law.

V.   TERM

The Company's existence shall be perpetual unless terminated earlier pursuant to **Article XI** of this Agreement.

VI.   CAPITAL CONTRIBUTION AND CAPITAL ACCOUNTS OF MEMBERS

6.1   Capital Contribution of the Members. The initial Capital Contributions made or to be made by the Members, if any, are described in the Company's records. The number and class of Units held by each of the Members as of the Effective Date is set forth on **Schedule A**, and the Manager may revise **Schedule A** from time to time to reflect changes in ownership of the Units without the necessity of formal amendment of this Agreement.

6.2   Additional Capital Contributions. If at any time the cash needs of the Company exceed the cash available to the Company to meet such needs as determined by the Manager, then the Company shall obtain the needed funds from any source or sources including, without limitation, loans from third parties, loans by the Members of the Company, issuance of additional Class A Units, issuance of additional classes of Units as described in **Section 14.14** below, and additional Capital Contributions by the Members; provided, however, that, except as expressly provided otherwise in **Section 6.3**, below,

no Member except Dr. Singh shall be obligated to make any Capital Contributions or provide monetary capital of any nature to the Company unless the Member agrees otherwise. Without limitation, the Company may require all Members to contribute additional capital to the Company in proportion to each Member's respective Capital Call Percentage ("**Capital Call**"). If any Member fails to contribute his, her, or its *pro rata* share of any Capital Call within ten (10) days of receipt of written notice from the Manager (a "**Non-Contributing Member**"), the contributing Members (each a "**Contributing Member**") may make the additional contribution that such Non-Contributing Member has failed to make in exchange for Units. The Contributing Members electing to make the additional contribution hereunder shall make such additional contribution in proportion to their respective Capital Call Percentages or in such other manner that the Manager may determine. Under such circumstances, the Manager shall adjust the Company Percentage and Unit ownership of the Members to the extent necessary in accordance with the following formula: Each Member's adjusted Units shall be determined by multiplying the total outstanding Units times each Member's adjusted Common Company Percentage. Each Member's adjusted Company Percentage shall be equal to the quotient of (a) the sum of (i) the fair market value of the Company, as determined by the Manager in good faith immediately prior to the applicable Capital Contribution, multiplied by each Member's Company Percentage at the time of the additional Capital Contribution, plus (ii) the amount, if any, of such Member's additional Capital Contribution actually contributed, divided by (b) the total fair market value of the Company, as determined by the Manager in good faith immediately after the applicable Capital Contribution. The formula described in this **Section 6.2** is summarized below for illustration purposes.

Adjusted Company Percentage =

$$\frac{\text{(FMV Pre-contribution x Member's Company Percentage) + Member's additional Capital Contribution}}{\text{FMV Pre-contribution + All additional Capital Contributions made pursuant to Capital Call}}$$

Adjusted Unit Ownership = Outstanding Units x Adjusted Company Percentage

The Manager is authorized to amend **Schedule A** to reflect the number of Units held by each Member in accordance with the terms of this **Section 6.2** without the necessity of formal amendment of this Agreement.

6.3   Dr. Singh Additional Capital Obligation. If the Company is unable to access sufficient debt or additional equity capital as described in **Section 6.2** and the Company is unable to pay its obligations as they become due, Dr. Singh shall provide the Company with either debt working capital, other debt that may be converted to Units of the Company, or additional equity capital from his personal and family sources as necessary for the Company to continue its operations through December 31, 2025. Dr. Singh may also individually guaranty commercial bank and other debt obligations as necessary to continue Company operations.

6.4   Withdrawal of Capital Contributions. No Member shall have the right to withdraw or reduce his, her, or its Capital Contribution without the prior written consent of the Manager. No Member shall have the right to demand or receive property other than cash in return for his, her, or its Capital Contribution, and no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to profits, losses, or distributions.

6.5   Assessments and No Negative Capital Account Make-Up. Other than as set forth in **Section 6.2** hereof, Members will not be subject to additional assessments for contributions to the capital of the Company. Notwithstanding anything to the contrary set forth elsewhere herein, no Member shall have an obligation to the Company, to the other Members, or to third parties to restore a negative Capital Account balance during the existence of the Company or upon the dissolution or termination of the Company.

6.6 **Creation and Maintenance of Capital Account.** The Company shall establish and maintain a Capital Account for each Member for the full term of the Company. The Capital Account shall be increased by such Member's Capital Contribution and allocations of Profits and items thereof to such Member and decreased by distributions and allocations of Losses and items thereof to such Member and otherwise maintained in accordance with the capital account maintenance rules of Regulations Section 1.704-1(b)(2)(iv). Upon occurrence of any of the events specified in Regulations Section 1.704-1(b)(2)(iv)(f)(5), the Partnership Representative in its sole discretion may require the Company to revalue all Company assets and adjust the Capital Accounts to reflect such revaluation if the Partnership Representative determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company; further, all of the rules of Regulations Section 1.704-1(b)(2)(iv)(f) shall be complied with upon any such revaluation and Capital Account adjustment. If the Partnership Representative shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Partnership Representative may require the Company to make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company. The Company shall make appropriate modifications required by the Partnership Representative in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

6.7 **Loans.** No loan to the Company by any Member pursuant to **Section 6.2** hereof shall increase or decrease the Capital Account or Interest of any Member, nor entitle such Member to an increase in such Member's share of the distributions of the Company, except for the repayment of the principal and interest on, and any other amounts payable in connection with such loan, provided that such loan may be convertible to Units. If at the time any funds are available for distribution to the Members such funds are not adequate to pay all Member loans in full, payment shall be made *pro rata* according to the outstanding balance of principal and interest on each loan.

VII. EXPENSES OF THE COMPANY

7.1 **Organizational and Offering Expenses.** All expenses incurred in connection with the formation of the Company and obtaining the Company's capital shall be paid by the Company.

7.2 **Arrangements With Affiliates.** The Company may enter into agreements with Affiliates of any Member, including, without limitation, the lease of space at the Company's principal place of business from Fist Assist Properties, LLC, an Affiliate of Dr. Singh, and may extend, renew, amend, or modify such agreements in any respect, provided such actions are commercially reasonable and generally on such terms not materially less favorable than could reasonably be obtained with an unaffiliated third Person.

VIII. ALLOCATION OF INCOME AND LOSS; CASH DISTRIBUTIONS

8.1 **Profits.** After giving effect to the special allocations set forth in **Sections 8.3** through and including **Section 8.8** for each Fiscal Year, Profits for each Fiscal Year shall be allocated as follows:

(a) First, to the Members in proportion to and to the extent of the amount equal to the remainder, if any, of (i) the cumulative Losses allocated to each such Member (or such Member's predecessor in interest) pursuant to **Section 8.2(b)** for all prior Fiscal Years, over (ii) the cumulative Profits allocated to each such Member (or such Member's predecessor in interest) pursuant to this **Section 8.1 (a)** for all prior Fiscal Years.

(b) Second, in accordance with the Members' Company Percentages.

8.2 **Losses.** After giving effect to the special allocations set forth in **Sections 8.3** through and including **Section 8.8** for each Fiscal Year, Losses for each Fiscal Year shall be allocated as follows:

(a) First, in accordance with the Members' Company Percentages.

(b) Second, the Losses allocated pursuant to **Section 8.2(a)** shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have a deficit balance in such Member's Capital Account at the end of any Fiscal Year except as allowed by Regulations Section 1.704-1(b)(2)(ii)(d). All Losses in excess of the limitation shall be allocated to the other Members in proportion to the Members' Company Percentages in the manner described above.

8.3 **Compliance with Treasury Regulations.** The provisions of this **Article VIII** are intended to comply with Regulations Sections 1.704-1(b), 1.704-2, 1.704-3, and any successor Regulations, and shall be defined and interpreted consistently with this intention. The Partnership Representative shall make such special allocations determined necessary by the Partnership Representative for the allocations of income and loss to be respected for federal income tax purposes pursuant to Regulations Section 1.704-1(b) and 1.704-2. This **Article VIII** is specifically intended to comply with the "alternate test for economic effect" under Regulations Section 1.704-1(b)(2)(ii) and thus all of the requirements necessary to comply with such test, including a qualified income offset, are incorporated herein by reference. In addition, the provisions in Regulations Section 1.704-2 pertaining to minimum gain chargebacks and non-recourse deductions are incorporated herein by reference.

8.4 **Nonrecourse Deductions.** Nonrecourse Deductions (as such term is defined in Regulations Section 1.704-2(b)) shall be specially allocated to and among the Members in accordance with their Company Percentages in the manner described above.

8.5 **Gross Income Allocation.** If a Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is treated as being obligated to contribute subsequently to the capital of the Company as determined under Regulation Section 1.704-1(b)(2)(ii)(c), if any, and (ii) the amount such Member is deemed to be obligated to restore in accordance with the next to last sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specifically allocated items of Company income and gain in the amount of such excess as quickly as possible. An allocation made in accordance with this **Section 8.5** shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this **Article VIII** have been made.

8.6 **Corrective Allocations.** The allocations provided in **Sections 8.3**, **8.4**, and **8.5** above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations may be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this **Section 8.6**. Therefore, notwithstanding any other provision of this **Article VIII** (other than the Regulatory Allocations), the Partnership Representative may make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to **Sections 8.1**, **8.2**, **8.7**, and **8.8**, or as otherwise necessary to eliminate the economic distortions created by such Regulatory Allocations. In exercising its discretion under this **Section 8.6**, the Partnership Representative shall take into account future Regulatory Allocations under the minimum gain chargeback and partner minimum gain chargeback incorporated into this Agreement by **Section 8.3** that, although not yet made, are likely to offset other Regulatory Allocations previously made under **Section 8.4** and under the allocation of partner nonrecourse debt incorporated herein by **Section 8.3**.

8.7   **Allocations in Event of Recharacterization or Imputed Interest Transactions.** If any otherwise deductible payment made by the Company to a Member or an Affiliate of a Member is recharacterized as a distribution from the Company, then the Member deemed to have received the distribution shall be allocated items of Company income or gain for such Fiscal Year (and, if necessary for subsequent Fiscal Years) in an amount equal to the distribution. In addition, if, pursuant to the Code or Regulations, a Member recognizes imputed interest income as a result of a transaction between such Member and the Company, such Member shall be allocated any related Company deduction for such imputed interest.

8.8   **Allocations Upon Liquidation.** After giving effect to any allocations required by **Sections 8.3**, **8.4**, **8.5**, **8.6**, and **8.7** upon the liquidation of the Company, all items of income, gain, loss, and deduction shall be allocated among the Members to cause the ending Capital Account balance of each Member to equal, as near as reasonably practicable, an amount equal to the distribution that is anticipated to be distributed to each such Member under **Sections 8.10** and **8.11**. Such allocations shall be made among the Members according to the following ratio: (a) the difference between each Member's Capital Account and the amount of the anticipated distribution under **Sections 8.10** and **8.11** over (b) the sum of such differences for all Members. Thereafter all remaining items of income, gain, loss, and deduction shall be allocated among the Members in accordance with their Company Percentages in the manner described above.

8.9   **Tax Allocations: Code Section 704(c).** Income, gain, loss, and deduction as computed for income tax purposes with respect to Company property subject to Code Section 704(c) shall be allocated in accordance with said Code Section and/or Regulations Section 1.704-1(b)(4)(i), as the case may be, using any reasonable method permitted under Regulations Section 1.704-3 that is selected by the Partnership Representative. Allocations pursuant to this **Section 8.9** are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits and Losses, other items, or distributions pursuant to any provision of this Agreement.

8.10   **Distributions of Available Cash Flow.** The Company shall distribute the Available Cash Flow to the Members in accordance with their Company Percentages allocated to the Class A Members, collectively, in accordance with each Member's respective Company Percentage. Such distributions shall be made in quarterly installments within forty-five (45) days after the end of each calendar quarter or at such other time or times as the Manager deems practicable. If a distribution is in connection with the liquidation of the Company, such distribution shall be made in accordance with **Section 11.2**.

8.11   **Distributions of Sale Proceeds.** The Company shall distribute any Sale Proceeds less provision for reserves and working capital for reasonably anticipated cash expenses and contingencies as determined by the Manager in its sole discretion allocated to the Members, collectively, in accordance with each Member's respective Company Percentage. Such distribution shall be made as soon after the receipt by the Company of Sale Proceeds as the Manager deems practicable. Notwithstanding anything to the contrary above, if the Company sells its assets for a combination of cash and notes, the Members shall be entitled to (a) their proportionate share of the remaining cash required to be distributed under this **Section 8.11**, and (b) an undivided interest in each note received by the Company and shall be paid their proportionate share of principal and interest on such notes as the purchaser pays such amounts. If a distribution of Sale Proceeds is in connection with the liquidation of the Company, such distribution shall be made in accordance with **Section 11.2**.

8.12   **Consequences of Distributions.** Upon the determination to distribute funds in any manner expressly provided in this **Article VIII** made in good faith, the Manager shall not incur any liability on account of such distribution, even though such distribution may have resulted in the Company retaining insufficient funds for the operation of its business, which insufficiency resulted in loss to the Company or necessitated the borrowing of funds by the Company.

8.13   **Tax Credits.** Tax credits for any Fiscal Year shall be allocated among the Members in accordance with the Members' Company Percentages in the manner described above. Such allocations shall not be taken into account in computing any Member's Capital Account balance.

8.14   **Member Admission Date.** A purchaser of Units shall become a Member (a) with respect to Units sold by the Company on the date that (i) his, her, or its Capital Contribution is received by the Company and (ii) the Manager accepts such purchaser's subscription or, (b) with respect to substitute Members purchasing Units in accordance with **Article X** hereof, on the date that the Manager consents in writing to such transfer of Units.

8.15   **Allocation of Profits, Losses, and Distribution Regarding Units Transferred.** If one or more Units are transferred or issued during any Fiscal Year of the Company, items of income, gain, loss, deduction, and credit attributable to such Units for such Fiscal Year shall be divided and allocated between the transferor and the transferee based on the time each such party was, according to the books and records of the Company, the owner of record of the Units transferred during the year in which the transfer or issuance occurs. For this purpose, the transferor shall be deemed not to be a Member as of the date the transfer actually occurs, and the transferee shall, for these purposes, be deemed to be a Member as of the like day. Distributions of Available Cash Flow in respect of Units shall be divided between the transferor and the transferee for the quarter in which such transfer occurs based on the time during such quarter each such party was, according to the books and records of the Company, the owner of record of the Units transferred during the period in which the transfer occurs. All other distributions by the Company shall be distributed to the Persons holding Units on the date of the distribution. As in the case of allocations, the transferor shall be deemed not to be a Member as of the date the transfer actually occurs, and the transferee shall, for these purposes, be deemed to be Member as of the like day. The Manager and the Company shall incur no liability for making distributions in accordance with the provisions of the preceding sentence regardless of whether the Manager or the Company has knowledge or notice of any transfer of ownership of any Units.

IX.   MANAGEMENT

9.1   **Management of the Company.** Unless otherwise required by applicable law and subject to the limitations described elsewhere herein, the business and affairs of the Company shall be managed by the Manager. The Manager shall have full and complete authority, power, and discretion to manage and control the business, affairs, and assets of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Manager may receive compensation for performance of management services as a component part of the Manager's compensation arrangement with the Company, and, unless otherwise directed by the Manager, all reasonable costs and expenses incurred by the Manager in performance of the Manager's duties under this Agreement shall be operating expenses of the Company. The Manager has the power and authority to make all decisions on behalf of the Company except as expressly provided otherwise herein.

9.2   **Appointment of Manager.** The Company shall have one (1) Manager. The initial Manager shall be Dr. Singh, who shall continue to serve as the Manager until such time as Dr. Singh is no longer a Member of the Company, resigns, or becomes unable to continue due to death or Disability and is replaced by a successor Manager. If Dr. Singh is unwilling or unable to serve as the Manager, the Members, by Majority in Interest vote of the Membership Interest Class A Units in the Company, shall elect a successor Manager, who shall serve until such the successor Manager resigns, becomes unable to continue due to death or Disability, or is replaced by a Majority in Interest vote of the Membership Interest Class A Units in the Company.

9.3   Bank Accounts. The Manager may from time to time open bank accounts in the name of the Company and shall designate the signatories thereon.

9.4   Limitations on Authority. Notwithstanding the rights provided in Section 9.1, above, and except as expressly otherwise provided in **Article XI**, below, without obtaining Majority in Interest vote of the Members, the Manager shall not have the authority to:

    (a)   Sell or transfer all or substantially all of the assets of the Company;

    (b)   Enter into a plan of merger in which the Company is not the surviving entity; or

    (c)   Dissolve the Company.

9.5   Officers.

    (a)   Designation. The Manager shall be the Chief Executive Officer of the Company and may be referred to as the Chief Executive Officer, President, or similar title. The Company may have such other officers with such duties and responsibilities as the Manager may determine and appoint from time to time. Any two (2) or more offices may be held by the same person. Officers need not be Members or residents of any specific state.

    (b)   Term of Office. Each officer shall hold office until the earlier of his or her death, Disability, removal, or resignation.

    (c)   Removal and Resignation. An officer serves at the pleasure of the Manager, and the Manager may remove an officer at any time with or without cause. The Manager may also eliminate any officer position at any time. The removal of an officer is without prejudice to the contractual rights of the officer, if any. Any officer may resign at any time and for any reason. In the event of a vacancy in any office because of death, resignation, or removal, the Manager shall appoint a successor to such office.

X.   TRANSFER OF UNITS

10.1   In General. Except as expressly provided otherwise elsewhere herein, a Member may not Transfer any or all of the Units owned by him, her, or it, or any interest in a Unit, unless he, she, or it complies with the following conditions:

    (a)   The Manager's consent, which may be withheld in the Manager's sole discretion, is required for the Transfer of a Unit or of an interest in a Unit. Without limitation, the Manager will not consent to any Transfer of any Unit or of an interest in a Unit or to the admission of any Person as a substitute Member if, in the Manager's opinion, such consent or substitution (i) would result in a violation of any applicable federal or state law pertaining to securities regulation or (ii) is not in the best interest of the Company in the Manager's sole discretion.

    (b)   The transferring Member and his, her, or its purchaser, assignee, or transferee must execute and deliver to the Manager such instruments of transfer and assignment with respect to such transaction as are in a form and substance satisfactory to the Manager.

    (c)   Such Member pays the Company a transfer fee that is sufficient to pay all reasonable expenses of the Company in connection with such transaction as determined by the Manager.

Any attempt to Transfer all or any part of a Member's Units that does not comply with the terms and conditions of this Agreement shall be void. If the Company is required to recognize a Transfer of all or any part of a Member's Units, the transferee of such Units shall have only those rights of an Assignee as described more fully in **Section 10.4** hereof and shall have no right to become a Member of the Company or to exercise the assigning Member's governance rights unless such Assignee is admitted as a substitute Member in accordance with **Section 10.3** of this Agreement.

10.2   Transfers of Units to Another Member. Notwithstanding anything to the contrary set forth elsewhere herein, a Member may transfer all or a portion of the Member's Units to another Member upon such terms and conditions as the Members may agree provided that the transfer is approved by the Manager in writing at the Manager's sole discretion. A Member who intends to sell all or a portion of the Member's Units to another Member shall provide the Company and the Manager with reasonable advance notice of the intended sale. The Manager will revise the Member Units and Company Percentages on **Schedule A** to record any such Unit transfer without the necessity of formal amendment of this Agreement.

10.3   Substitute Members. Except as expressly provided otherwise elsewhere herein, a purchaser, Assignee, or transferee of a Unit from a Member shall become a substitute Member within the meaning of the Act only if all of the requirements described in **Section 10.1** are satisfied as determined by the Manager.

10.4   Rights of Assignees. Except as otherwise provided in this Agreement, the only right that an Assignee shall have is an Economic Interest with respect to the Units held by the Assignee. The Assignee shall have no right to become a Member except as provided in **Section 10.3**. Any voting rights formerly incident to the Units held by an Assignee shall lapse unless and until the Assignee is admitted as a substitute Member under **Section 10.3**, and all computations of voting power for matters reserved to the Members shall be made only with respect to the Units held by Members.

10.5   Transfers Upon Disability or Death. Upon the Disability or death of any Member, the guardian or representative of the Member's estate shall elect either (a) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion or (b) have the Company purchase from the deceased Member's estate all of the deceased Member's Units which the estate owns in the Company. Such election shall be made within ninety (90) days after such Disability or the appointment of the personal representative for the estate. In the event of a purchase of the Disabled or deceased Member's Units in accordance with this **Section 10.5**, the purchase price shall be the Company Value of the Units. The terms and conditions for payment of the purchase price shall be either (i) as agreed by the parties or, if the parties cannot agree, (ii) twenty five percent (25%) cash payment and a promissory note for the balance due in monthly payments over a two (2) year period bearing interest at the applicable federal rate.

10.6   Involuntary Lifetime Transfers. A Member shall immediately notify the Company and the Manager upon becoming aware of facts that would reasonably lead the Member to believe that a court ordered transfer or sale of all or any portion of the Member's Units in the Company ("Affected Units") is foreseeable or likely, including, without limitation, a court ordered transfer incident to any divorce or marital property settlement or pursuant to applicable community property, quasi-community property, or similar state law; or pursuant to any seizure by a creditor or under any provision of the United States Bankruptcy Code. Such notice shall describe the facts related to the anticipated court order and the Affected Units expected to be subject thereto. In the event of such notice, the Company shall have the right and option to purchase the Affected Units at Company Value as defined herein. If the Company does not elect to purchase the Affected Units, the Manager shall have the right and option to purchase the Affected Units. If both the Company and the Manager elect not to purchase the Affected Units, the other Members shall have the right and option to purchase the affected Units in proportion to the respective Company Percentages of the Members who notify the Company in writing of their election to purchase the Affected Units. If either the Company, the Manager, or the other Members elect to purchase the Affected Units, The terms and conditions for payment of the purchase price shall be either (a) as agreed by the parties or, if the parties cannot agree, (b) twenty five percent (25%) cash payment and a promissory note for the balance due in monthly payments over a two (2) year period bearing interest at the applicable federal rate.

10.7   Expulsion of a Member. The Manager may expel a Member for any act constituting a breach of fiduciary duty to the Company, gross negligence, fraud, criminal conduct, or any action or inaction that the Manager determines in the Manager's sole discretion either harms the goodwill or reputation of the Company or is not in the Company's best interests. In the event of a Member expulsion, the Company shall either purchase the Units of the expelled Member or permit the Manager or the other Members to purchase the Units of the expelled Member in the same manner as described in **Section 10.7**, provided that, in any event, the expelled Member's Units shall be repurchased. The terms and conditions for payment of the purchase price shall be either (a) as agreed by the parties or, if the parties cannot agree, (b) twenty five percent (25%) cash payment and a promissory note for the balance due in monthly payments over a two (2) year period bearing interest at the applicable federal rate.

10.8   Company Value. The Manager will use the Manager's best efforts to determine the value of one hundred percent (100%) of the issued and outstanding Units for the current Fiscal Year (the "**Company Value**") within sixty (60) days following the end of each Fiscal Year. In the Manager fails to timely provide an updated Company Value, the last determined Company Value shall remain in effect until the Company Value is updated. The Manager may use such additional information as the Manager may deem necessary to determine the Company Value.

10.9   Drag Along Rights. If Members holding a Majority in Interest of the outstanding Units (in such capacity, the "**Dragging Parties**") receive a *bona fide* offer from a Person other than a Member or an Affiliate of a Member (a "**Third Party**") to purchase (other than in an initial public offering) at least a majority of the Company's Units (a "**Third Party Offer**") and such Third Party Offer is accepted by the Dragging Parties, then each of the other Members hereby agrees that, if requested by the Dragging Parties, the Members will Transfer to such Third Party on substantially the same terms and conditions (including, without limitation, time of payment and form of consideration) as to be paid and given to the Dragging Parties, the number of Units equal to the number of Units owned by it multiplied by the percentage of the then outstanding Units to which the Third Party Offer is applicable.

10.10   Issuance of Replacement Units. If the Company purchases the Units of any Member, such Units shall not cease to exist but shall remain available for the Company to resell. During the period after such Units are purchased by the Company and until they are resold, such Units shall not be deemed to be outstanding under this Agreement for any purposes (including voting, receipt of distributions, or any other right provided to Members under this Agreement).

10.11   No Dissolution or Termination. The admission, addition, removal, withdrawal, substitution, or bankruptcy of any Member shall not dissolve or terminate the Company or otherwise be treated as a change of ownership or the formation of a new limited liability company. No Member shall have the right to have the Company dissolved or to have his, her, or its Capital Contribution returned except as provided in this Agreement.

XI.   DISSOLUTION AND WINDING UP OF THE COMPANY

11.1   Dissolution of the Company. The Company will be dissolved upon the following events:

(a)   All or substantially all of the assets of the Company are sold, exchanged, or otherwise transferred (unless a majority of the Members have elected to continue the business of the Company, in which event the Company will continue until the Members elect to dissolve the Company);

(b)   As determined by the Majority in Interest vote of the Members;

(c)   The entry of a final judgment, order, or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal;

(d)   The determination by the Manager that state or federal regulations or laws, or any legal developments thereunder, as applied to the Company or to the Units of the Members, would adversely affect (or potentially adversely affect), in a manner deemed substantial by the Manager, the operations of the Company or the Members;

(e)   The entry of a decree of judicial dissolution or the issuance of a certificate for administrative dissolution under the Act.

11.2   Winding Up of the Company. Upon the dissolution of the Company, the Manager shall take full account of the Company's assets and liabilities, and the assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. The proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed as provided in the Act and this Agreement; provided, however, that after payment of or creating adequate reserves to provide for all Company debts, obligations, and liabilities, the remaining Company assets, notwithstanding anything contained in this Agreement to the contrary, shall be distributed to the Members in accordance with their ending positive Capital Account balances after all allocations and any other Capital Account adjustments for the Fiscal Year are made. All Company assets shall be distributed by the later of (a) the last day of the tax year of the liquidation as defined in Regulations Section 1.704-1(b) or (b) ninety (90) days after the liquidation; provided, however, if the Company creates reserves or holds installment obligations owed to Company, such amounts will be distributed as soon as practicable and in proportion to the Members' ending positive Capital Account balances.

XII.   BOOKS OF ACCOUNT, ACCOUNTING, REPORTS, AND TAX ELECTION

12.1   Books of Account. The Company's books and records (including a current list of the names and addresses of all Members) and an executed copy of this Agreement, as currently in effect, shall be maintained at the principal office of the Company, and each Member shall have access thereto at all reasonable times. The books and records shall be kept by the Manager using an appropriate method of accounting consistently applied and shall reflect all Company transactions and be appropriate and adequate for the Company's business. The Manager shall also keep adequate federal income tax records using an appropriate method of accounting applied on a consistent basis.

12.2 **Financial Reports.** As soon as reasonably practicable after the end of each Fiscal Year, but not later than March 31 of the next succeeding year, an unaudited balance sheet of the Company as of the last day of such Fiscal Year and unaudited statements of income or loss of the Company for such year shall be made available to each Member. In addition, the Company will make available to the Members unaudited quarterly summaries of its operations. All such financial statements shall be prepared on an accrual basis of accounting in accordance with GAAP, consistently applied. The Company shall also furnish to each Member not later than March 31 of each year whatever information may be necessary for Members to file their federal income tax returns. The Company will also make available to each Member upon request a copy or summary of all federal, state and/or local tax returns which are filed by the Company. The Company will make available to the Members any audited balance sheet of the Company if one has been prepared.

12.3 **Partnership Representative.** The Partnership Representative of the Company pursuant to Code Section 6223 shall be a Member or other Person with a substantial presence in the United States designated from time to time by the Manager. The initial Partnership Representative is Dr. Singh. The Partnership Representative is authorized to take such actions and to execute and file all statements and forms on behalf of the Company which may be permitted or required by the applicable provisions of the Code or Treasury Regulations issued thereunder, provided that the Partnership Representative may file suit only with the approval of the Manager. The Partnership Representative shall have the sole authority to act on behalf of the Company under Subchapter C of Section 63 of the Code (relating to Internal Revenue Service partnership audit proceedings) and in any tax proceedings brought by other taxing authorities, and the Company and all Members shall be bound by the actions taken by the Partnership Representative in such capacity. The Partnership Representative shall be reimbursed by the Company for all expenses incurred in connection with all examinations of the Company's affairs by tax authorities, including resulting proceedings, and is authorized to expend Company funds for professional services and costs associated therewith. If an audit results in an imputed underpayment by the Company as determined under Code Section 6225, the Partnership Representative, with the approval of the Manager, may make the election under Code Section 6226(a) within forty-five (45) days after the date of the notice of final partnership adjustment in the manner provided by the Internal Revenue Service. If such an election is made, the Company shall furnish to each Member of the Company for the year under audit a statement reflecting the Member's share of the adjusted items as determined in the notice of final partnership adjustment, and each such Member shall take such adjustment into account as required under Code Section 6226(b) and shall be liable for any related interest, penalty, addition to tax, or additional amount.

12.4 **Tax Election.** Upon the transfer of an interest in the Company or in the event of a distribution of the Company's property, the Company may, but is not required to, elect pursuant to Code Section 754 to adjust the basis of the Company's property as allowed by Sections 734(b) and 743(b) thereof. The Partnership Representative shall have the sole authority and discretion to make such an election. There shall be no requirement that the Partnership Representative make such an election.

12.5 **Tax Returns.** The Partnership Representative shall, for each Fiscal Year, file on behalf of the Company with the Internal Revenue Service a Company Return within the time prescribed by law (including any extensions) for such filing. The Partnership Representative shall also file on behalf of the Company such state and local income tax returns as may be required by law.

XIII.   POWER OF ATTORNEY

13.1 **Appointment of Attorney-in-Fact.** Each Member hereby makes, constitutes, and appoints the Manager and any officer of the Company, with full power of substitution and re-substitution, his, her, or its agent and attorney-in-fact to file for record, and to sign, execute, certify, and acknowledge, any instrument which may be required of the Company or of the Members by law, including, but not limited to, amendments to or cancellations of this Agreement, including any amendments necessary to substitute or add a Member or a Manager pursuant to this Agreement or of the Articles. Each Member authorizes such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with the foregoing, hereby giving such attorney-in-fact full power and authority to act to the same extent as if such Member were personally present, and hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Notwithstanding anything to the contrary, the foregoing power of attorney does not authorize or empower any Manager to take any action that would otherwise require the approval of the Members.

13.2 **Effect of Power.** The power of attorney granted pursuant to **Section 13.1** of this Agreement:

      (a) Is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, dissolution, insanity, or incapacity of the granting Member;

      (b) May be exercised by such attorney-in-fact for each Member by listing all of the Members executing any agreement, certificate, instrument, or document with the single signature of such attorney-in-fact as attorney-in-fact for all of them; and

      (c) Shall survive the delivery of an assignment by a Member of the whole or a portion of his interest in the Company, except that when the purchaser, transferee, or assignee thereof is to be admitted as a substitute Member, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling such attorney-in-fact to execute, acknowledge and file any agreement, certificate, instrument, or document necessary to effect such substitution.

XIV.   MEMBERS

14.1 **Limited Liability.** A Member shall not be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company, except as provided in the Act or as otherwise provided by applicable law.

14.2 **Role of Members.** Except as otherwise provided in this Agreement, no Member shall take part in or interfere in any manner with the conduct or control of the business of the Company and shall have no right or authority to act for or bind the Company.

14.3 **Withdrawal From Company.** No Member has a right to resign or withdraw from the Company prior to the dissolution and winding up of the Company

14.4 **Liens and Encumbrances.** Unless otherwise expressly approved in writing by the Manager, no Member may pledge, grant a lien or security interest in, or otherwise encumber any Membership Interest Unit.

14.5 **Meetings and Means of Member Voting.** Meetings of the Members may be called by the Manager or the Class A Members whose aggregate Company Percentage equals or exceeds fifty percent (50%). The call for any meeting called under this **Section 14.5** shall state the nature of the business to be transacted. Notice of any such meeting shall be delivered to the Members by the Manager in the manner prescribed in **Section 16.1** not fewer than five (5) days and not more than sixty (60) days before the date of the meeting. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except when a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Members may vote in person or by proxy at any such meeting. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members or may be given in writing. For purposes of obtaining a written vote, the Manager may require response within a specified time, but not less than thirty (30) days from the date notice is deemed to have been given, and failure to respond shall constitute a vote which is consistent with the Manager's recommendation with respect to the proposal. Meetings of the Members will be held at the Company's principal place of business, such other reasonable location designated by the Manager or Members calling the meeting, or as otherwise described herein. The Manager, if present, will chair the meeting and, if not present, the Person designated by the Manager will chair the meeting. At meetings of the Members, business will be transacted in the order determined by the chair of the meeting. The Person chairing the meeting will appoint a person to act as secretary of the meeting and, in that capacity, to take and prepare minutes of the meeting, which will be placed in the minute book of the Company upon approval by a Majority in Interest. Subject to the Act, the Articles, or this Agreement, the Members may participate in and hold a meeting by means of a conference telephone or similar communications equipment, or another suitable electronic communication system (including videoconferencing or the Internet), or any combination, if the telephone or other system permits each Person participating in the meeting to communicate with all other Persons participating in the meeting, provided that the Manager may impose restrictions on how questions and comments are presented by the Members at any meeting of the Members; and participation in such meeting constitutes attendance and presence in person at that meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

14.6　　**Annual Meetings of Members.** It is the intent of the Members that a meeting of the Members be held at least once each Fiscal Year and as soon as practicable after the preparation and delivery of the financial statements for the immediately preceding Fiscal Year, provided that failure to hold an annual meeting shall not constitute a breach of this Agreement.

14.7　　**Record Date.** The date on which notice of a meeting is deemed to be given under this Agreement will be the record date for the purpose of determining Members entitled to notice of, or to vote at, any meeting of the Members, and the Common Company Percentages of the Members. The determination of Members entitled to vote at any meeting of the Members will also apply to any adjournment of that meeting.

14.8　　**Quorum.** A Majority in Interest entitled to participate in a meeting, present in person or represented by proxy, constitutes a quorum. If a quorum is not present at a properly noticed meeting, Members representing the majority of the Common Company Percentages present entitled to vote, in person or by proxy, may adjourn the meeting to another time and place not exceeding sixty (60) days from the date of the meeting at which a quorum failed to appear without notice if the time and place are announced at the adjourned meeting. If the adjournment is for more than sixty (60) days, notice must be given as provided in this Agreement to all Members entitled to participate in the meeting, and the Members of record must be determined as of the date of the notice.

14.9　　**Voting; Proxies.** Each Member entitled to participate in a meeting will have a number of votes equal to its number of Units owned. A Member may vote in person or by a written proxy, in a form acceptable to the Manager, given to a Member or other Person. Any proxy must be filed

with the Manager before or at the time of its exercise. Each proxy will expire eleven (11) months after the date of its execution and, if no date of the proxy is stated on it, then that proxy will be presumed to have been executed on the date of the meeting at which it is first filed. Each proxy will be revocable unless it is expressly irrevocable on its face or unless otherwise made irrevocable by law. A withdrawn Member may not vote, nor may the withdrawn Member's Interest be considered outstanding for purposes of determining the existence of a quorum or a Majority in Interest of the Members for the purpose of any vote.

14.10　　**Action Without a Meeting.** The Members may take any action permitted or required to be taken at a meeting without a meeting if: (a) all the Members entitled to vote on the matter are given notice of the proposed action and an explanation of the proposed action; and (b) the percentage or number of Members required to take or approve the action consent to the action in writing. Action taken by written consent under this **Section 14.10** will be effective on the date that percentage or number of Members required to take or approve the action give their written consent, unless the consent specifies a different effective date. The record date for determining Members required to consent to an action will be the date notice of the proposed written consent is given to the Members. Any written consent sought from the Members may be obtained by any Member soliciting the written consent.

14.11　　**Means of Written Communication.** Electronic communications, such as facsimile transmissions and emails, shall be sufficient for meeting the requirement of written communication or confirmation under this Agreement.

14.12　　**Information.** In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated.

14.13　　**Member Voting Rights.** Except as otherwise required by the Act, this Agreement does not grant to any Member the right to vote upon any matter not specifically provided for in this Agreement. The Manager of the Company has the complete right and power to control all management functions and decisions of the business and affairs of the Company.

14.14　　**Additional Classes of Membership Interests; Dilution.** The Company may amend this Agreement to authorize and issue additional Membership Interest classes with such rights, including voting rights, as the Manager may authorize, which may dilute any Member's Economic Interest or voting rights. The Company may also implement a Unit ownership incentive plan and grant Unit ownership options as determined by the Manager, which may also dilute any Member's Economic Interest or voting rights.

14.15　　**Admission of Additional Members.** The Company may admit additional Members upon terms determined by the Manager. Each approved additional Member shall (a) agree to be subject to the terms and conditions of this Agreement as it may be amended from time to time, (b) pay any additional capital that the Manager may require such additional Class A Member to contribute, and (c) satisfy such other terms and condition as the Manager may determine.

14.16　　**Member Investment Representations and Warranties.** Each Member's Membership Interest is contingent upon the Member hereby representing and warranting to the Company and the other Members that:

(a)　　The Member has been advised that the Member's Membership Interest is not registered under the California Securities Act, the Nevada Securities Act, any other state securities act and is not being registered under the Federal Securities Act;

(b)   The Member has had, prior to acquisition of the Member's Membership Interest in the Company, access to all information regarding the business and affairs of the Company as the Member has desired;

(c)   The Member has been informed that under the California Securities Act, Nevada Securities Act, and Federal Act such Membership Interest may be sold or transferred only if it is subsequently registered under the California Securities Act, Nevada Securities Act, or Federal Act or an exemption from registration is available with respect to the proposed transfer or disposition of such Membership Interest;

(d)   The Member has been informed, and does hereby acknowledge, that any sale, transfer, or other disposition of the Member's Membership Interest in the Company must comply with the requirements set forth in this Agreement;

(e)   The Member is acquiring his or her Membership Interest in the Company for his or her own account and for investment purposes only, and not with a view to, or for resale in connection with, any distribution within the meaning of the California Securities Act, Nevada Securities Act, and Federal Securities Act, and the Member does not intend to divide his or her interest with others or to resell, assign, or otherwise dispose of all or any portion of his or her Membership Interest in the Company;

(f)   The Member is aware that the Company is under no obligation whatsoever to register his or her Membership Interest in the Company or take any other action necessary in order to make compliance with an exemption from registration available;

(g)   The Member is aware that investment in the Company is speculative, involves a high degree of risk, and is suitable only for investors of substantial financial means who have no need for liquidity and who can afford to lose their entire investment in the Company;

(h)   The Member is capable of bearing the economic risks of investment in the Company;

(i)   The Member's investments in businesses and ventures similar to the Company are reasonable in amount in relation to the Member's net worth;

(j)   The Member has such knowledge and experience in financial and business matters that the Member is capable of evaluating the merits and risks of investment in the Company;

(k)   Representatives of the Company communicated with the Member, and the Member had an opportunity to ask questions and receive answers about the Company and to obtain all additional information desired for the purpose of verifying information set forth in this Agreement; and

(l)   The Member has been informed that an appropriate legend reflecting the fact that the offer and sale of the Member's Membership Interest in the Company has not been registered under the California Securities Act, Nevada Securities Act, Federal Securities Act, or any state securities laws, and reflecting the restrictions imposed upon the sale, transfer, or other disposition of its interest in the Company, is set forth on the first page of this Agreement.

14.17   Confidentiality. Each Member shall to keep secret and confidential, all information acquired relating to the following (all such information being hereinafter referred to as "**Confidential Business Information**"): (a) the financial condition and other information relating to the business of the Company, including, without limitation, its rates for services, its operations and contracts, and its business plans and arrangements; (b) the systems, products, plans, services, marketing, sales, administration and management procedures, trade relations or practices, techniques, and practices heretofore or hereafter acquired, developed, and used by the Company; and (c) in connection with the Company's customers, suppliers, vendors, lenders, and independent contractors, the provisions and terms of any agreements or proposed agreements between the Company and any of such individuals or entities. No Member shall at any time disclose any such Confidential Business Information to any Person, firm, corporation, association or other entity, or use the same in any manner other than in connection with operating the business and affairs of the Company; provided, however, a Member may disclose Confidential Business Information to a *bona fide*, potential third-party purchaser of any Interest in the Company, if the purchase is to be made in accordance with any applicable provisions hereof and if such third party has executed a confidentiality agreement acceptable to the Manager pursuant to which such third party has agreed to keep the Confidential Business Information strictly confidential. Subject to the foregoing, no Member shall under any circumstances use Confidential Business Information in any way the Manager reasonably believes is detrimental to the Company. Notwithstanding the foregoing, the term "**Confidential Business Information**" shall not include the following: any information which was independently developed by a party without the use of the Confidential Business Information; any information which is or becomes available in the public domain during the term of this Agreement other than through a breach of this Agreement or other agreement with the Company; any information which is ordered to be released by requirement of a governmental agency or court of law; any information provided to a party's professional advisers (including attorneys and accountants); and any information independently made lawfully available to a party as a matter of right by a third party. Each Member agrees that these confidentiality covenants shall apply while a Person is a Member and also at all times thereafter.

XV.   MANAGER AND OFFICER LIABILITY

15.1   Liability of the Manager to the Members and the Company. The Manager shall not be required to devote all of the Manager's time or business efforts to the affairs of the Company but shall devote so much time and attention to the Company as is reasonably necessary and advisable to manage the affairs of the Company to the best advantage of the Company. The Manager shall not be liable to the Members because any taxing authorities disallow or adjust any deductions, allocations, or credits in the Company Returns. Furthermore, the Manager shall not have any personal liability for the repayment of Capital Contributions of the Members, it being expressly understood that any such return shall be made solely from Company assets. No amendment of this **Section 15.1** shall be binding on any Person or change the rights of such Person hereunder who is or was a Manager without such Person's approval.

15.2   Officer Standard of Conduct. An officer shall discharge the duties of an office in good faith, in a manner the officer reasonably believes to be in the best interests of the Company, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. In discharging his or her duties, an officer is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by one or more officers or employees of the Company whom the officer reasonably believes to be reliable and competent in the matters presented or legal counsel, public accountants, or other Persons as to matters the officer reasonably believes are within the Person's professional or expert competence. An officer is not acting in good faith if he or she has actual knowledge concerning the matter in question that makes reliance otherwise permitted unwarranted. An officer is not liable for action taken as an officer, or any failure to take any action if he or she performed the duties of his or her office in compliance with this subsection. A Person exercising the principal functions of an office or to whom some or all of the duties and powers of an office are delegated is considered an officer for purposes of this **Section 15.2**.

15.3   **Exculpation.** Neither the Manager nor any officer of the Company (each a "**Responsible Party**"), shall be liable, responsible, or accountable in damages or otherwise to the Company or any Members for any action taken or failure to act (even if such action or failure to act constituted the gross negligence of such Responsible Party) on behalf of the Company within the scope of the authority conferred on or permitted to any such Responsible Party by this Agreement or by law, unless such act or omission was performed or omitted fraudulently, with gross negligence, or as an act of willful misconduct. The provisions of this Agreement, to the extent that they expand, restrict, or eliminate the duties and liabilities of any Responsible Party otherwise existing at law or in equity, are agreed by the Members to expand, restrict, or eliminate to that extent such other duties and liabilities of such Responsible Party to the fullest extent permitted by applicable law. A Responsible Party will not be liable to the Company or any Members for breach of contract or breach of duties (including fiduciary duties) of such Responsible Party, except that nothing herein will limit or eliminate any liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. However, in no event will any Responsible Party be liable to the Company or any other Members for any breach of fiduciary duty or implied contractual covenant of good faith and fair dealing, to the extent arising hereunder, for such Responsible Party's good faith reliance on the provisions of this Agreement.

15.4   **Indemnification.** The Company shall indemnify and hold harmless to the fullest extent permitted by law each Responsible Party from and against any loss, expense, damage, or injury suffered or sustained by it by reason of any acts, omissions, or alleged acts or omissions arising out of its activities on behalf of the Company or in furtherance of the interests of the Company, including, but not limited to, any judgment, award, settlement, attorney's fees, and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim, if the acts, omissions, or alleged acts or omissions upon which such actual or threatened action, proceeding, or claim are based were for a purpose reasonably believed by the Responsible Party to be in, or not opposed to, the interests of the Company and were not performed or omitted fraudulently, with gross negligence, or as an act of willful misconduct, and were not in violation of the express terms of this Agreement. In no event will any Member be required to make any contribution to the Company that may be necessary for the Company to satisfy its indemnity obligation hereunder. No amendment of this **Section 15.4** shall be binding on any Person or change the rights of such Person hereunder who is or was a Manager without such Person's approval.

XVI.   MISCELLANEOUS

16.1   **Notices.** Except as otherwise provided in this Agreement, any notice, payment, demand, request or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be duly given by the applicable party if given to the applicable party at its address set forth below:

(a)   If to the Company:

Fist Assist Devices, LLC
3060 E. Post, Suite 110
Las Vegas, Nevada 89120
tsingh@fistassistdevices.com

Attention: Manager

- 21 -

or to such other address as the Manager may from time to time specify by written notice to the Members; and

(b)   If to a Member, at such Member's physical address or email address set forth in the Company records, or to such other address as such Member may from time to time specify by written notice to the Manager.

(c)   Any such notice shall, for all purposes, be deemed to be given and received:

(i)   if by hand, when delivered;

(ii)   if by email, on the date that the email is received; *provided however* if the time of deemed receipt of such notice is not before 5:30 p.m. local time at the address of the recipient, then notice shall be deemed to be received the next day;

(iii)   if given by nationally recognized and reputable overnight delivery service, the business day on which the notice is actually received by the party; or

(iv)   if given by certified mail, return receipt requested, postage prepaid, three business days after posted with the United States Postal Service.

16.2   **Section Captions.** Section and other captions contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

16.3   **Severability.** Every provision of this Agreement is intended to be severable. If any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

16.4   **Right to Rely Upon the Authority of the Manager.** No Person dealing with the Manager shall be required to determine its authority to make any commitment or undertaking on behalf of the Company, nor to determine any fact or circumstance bearing upon the existence of its authority. In addition, no purchaser of any property of the Company shall be required to determine the sole and exclusive authority of the Manager to sign and deliver on behalf of the Company any instrument of transfer, or to see to the application or distribution of revenues or proceeds paid or credited in connection therewith, unless such purchasers shall have received written notice from the Company affecting the same.

16.5   **Governing Law.** The laws of the State of Nevada shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereto, without giving effect to any conflicts-of-law provisions.

16.6   **Waiver of Action for Partition.** Each Member irrevocably waives during the term of the Company and during the period of its liquidation following any dissolution any right to maintain any action for partition with respect to any of the assets of the Company.

16.7   **Counterpart Execution.** This Agreement may be executed in one or more counterparts all of which together shall constitute one and the same Agreement. Electronically delivered signature pages shall be treated as originals.

- 22 -

16.8   Parties in Interest. Except as otherwise provided in this Agreement, this Agreement shall be binding upon the parties hereto and their successors, heirs, devisees, assigns, legal representatives, executors and administrators.

16.9   Construction of Pronouns. The feminine or neuter of the words "he," "his," and "him" used herein shall be automatically deemed to have been substituted for such words where appropriate to the particular Member executing this Agreement.

16.10   Amendments. Amendments to this Agreement may be proposed by the Manager or by Class A Members holding an aggregate of greater than fifty percent (50%) of the aggregate Common Company Percentage held by all Class A Members.

    (a) Except as expressly provided otherwise elsewhere herein, a proposed amendment shall be adopted and effective as an amendment to this Agreement upon Manager approval.

    (b) In addition to any amendments otherwise authorized herein, the Manager may, without obtaining the consent of the Members, amend this Agreement from time to time:

    (i) To cure any ambiguity, to correct or supplement any provision in this Agreement which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement or the Articles, as the case may be, which will not be inconsistent with the provisions of this Agreement or the Articles as the case may be, provided that such amendment does not adversely affect the interests of the Members;

    (ii) As necessary in the opinion of counsel to the Company for the allocations of taxable Profit and Loss contained herein to be respected for federal income tax purposes, provided that no such amendment shall materially increase the obligations of the Members hereunder or materially dilute their rights under this Agreement;

    (iii) To evidence the admission of additional or substitute Members admitted in accordance with the terms of this Agreement;

    (iv) To evidence changes in the Manager; or

    (v) Upon advice of counsel that the operations of the Company are in violation of law, to cause this Agreement to comply with law; provided, however, such amendments shall not alter materially the economic objectives of the Company and, further, provided that any amendment to or deletion of any provision shall not in the opinion of the Manager materially reduce the economic return to the Members.

16.11   Force Majeure. If any of the parties hereto is delayed or prevented from fulfilling any of its obligations under this Agreement by Force Majeure, said party shall not be liable under this Agreement for said delay or failure. "**Force Majeure**" means any cause beyond the reasonable control of a party, including, but not limited to, act of God, act or omission of civil or military authorities of a state or nation, pandemic disease, epidemic, public health emergency, fire, strike, flood, riot, war, delay of transportation or any other act or omission beyond the reasonable control of a party.

16.12   Schedules and Exhibits. Each Schedule and Exhibit to this Agreement is incorporated herein for all purposes.

16.13   Certificates. The Company may, but is not required to, issue certificates evidencing ownership of the Company's Units.

16.14   Benefit/Assignment. Subject to provisions herein to the contrary, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors and assigns; provided, however, that nothing contained herein shall negate or diminish the restrictions on transfer set forth in this Agreement. This Agreement is intended solely for the benefit of the parties hereto and is not intended to, and shall not, create any enforceable third-party beneficiary rights.

16.15   Waiver. Failure by any party to enforce any of the provisions hereof for any length of time shall not be deemed a waiver of its rights set forth in this Agreement. Such a waiver may be made only by an instrument in writing signed by the party sought to be charged with the waiver. No waiver of any condition or covenant of this Agreement shall be deemed to imply or constitute a further waiver of the same or any other condition or covenant, and nothing contained in this Agreement shall be construed to be a waiver on the part of the parties of any right or remedy at law or in equity or otherwise.

16.16   Business Day. Should any due date hereunder fall on a Saturday, Sunday, or legal holiday, then such due date shall be deemed timely if given on the first business day following such Saturday, Sunday, or legal holiday.

16.17   Dispute Resolution. Any dispute under this Agreement which cannot be resolved by the parties shall be resolved first by submitting dispute to mediation. The mediation shall be conducted by a single mediator chosen under the commercial mediation rules of the American Arbitration Association. If a dispute cannot be resolved by mediation, the aggrieved party may file suit in a court of competent jurisdiction located within Clark County, Nevada. Each party hereto agrees to submit to the personal jurisdiction of Clark County, Nevada.

16.18   Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING FROM ANY SOURCE INCLUDING, BUT NOT LIMITED TO, THE CONSTITUTION OF THE UNITED STATES OR ANY STATE THEREIN, COMMON LAW OR ANY APPLICABLE STATUTE OR REGULATIONS. EACH PARTY HERETO ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY WAIVING ITS RIGHT TO DEMAND TRIAL BY JURY.

16.19   Language Construction. The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning, and not for or against any party hereto. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

16.20   Integrated Agreement. This Agreement and the agreements referred to herein constitute the entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, including, without limitation, the Original Operating

Agreement, and there are no agreements, understandings, restrictions, representations, or warranties among the parties other than those set forth herein or herein provided for.

[Signatures Appear on Following Page]

[Signature Page to Fist Assist Devices, L.L.C. First Amended and Restated Operating Agreement]

IN WITNESS WHEREOF, this First Amended and Restated Operating Agreement has been executed as of the Effective Date.

MEMBER

____
Tej M. Singh, M.D., M.B.A.

FIST ASSIST DEVICES, LLC.

By: ______________________________________

Tej M. Singh, M.D., M.B.A.

Title: Manager

Schedule A

OPERATING AGREEMENT OF
FIST ASSIST DEVICES, L.L.C.

SCHEDULE OF MEMBERS

AS OF MAY 1, 2022

MEMBER	CLASS A UNITS OWNED	PERCENTAGE OF OWNERSHIP INTEREST
Tej M. Singh, M.D., M.B.A.	10,000,000	100%
TOTAL	**10,000,000**	**100%**

EXHIBIT E: FORWARD BUSINESS PLAN

FIST ASSIST® DEVICES, LLC
EXECUTIVE SUMMARY



Fist Assist Devices, LLC
Mission
To develop world's first, novel, innovative, wearable device:

- **Improve arm vein circulation for arm vein wellness**
- **Support patients with novel arm circulation devices to assist with their medical journey**
- **Making a product available to the global community**

- Dr. Tej Singh, Founder



History

Fist Assist®[1] Devices, LLC, is an embodiment of the life work of Tej M. Singh, M.D., M.B.A. Dr. Singh's interest in arterial and vein dilation for many medical conditions started when he was a medical student at the University of Chicago from 1989 to 1993. As shown in Dr. Singh's full Curriculum Vitae for which a separate link is provided, Dr. Singh has written scholarly articles, made many scientific presentations, and otherwise made significant contributions to blood vessel science for many years, dating as far back as a presentation on Early Arterial Adaptation to Increased Blood Flow Rate: The Arterio-Venous Fistula Model at the University of Chicago on January 7, 1991.

What became the Fist Assist mission started when, as a medical student, Dr. Singh was exposed to patients with vascular access difficulties. Dr. Singh observed that End Stage Renal Disease (ESRD) patients require large veins and effective functioning arm fistulas for eventual hemodialysis and intravenous (IV) access. However, there are significant costs, poor outcomes,

and poor patient experiences when fistulas do not develop and veins do not enlarge, leaving patients with no control over or hope for the best outcomes for their individual medical care.

Dr. Singh always believed that there must be a better way to prepare veins for not only hemodialysis but also for any clinical indication calling for increased vein size and enhanced circulation. Based on this early interest, for his entire adult life Dr. Singh has pondered ways to develop medical devices that take the concepts of basic exercise and clinical science into consideration to advance clinical care.

Taking his scientific research background from Chicago to Stanford University Medical Center from 1993 to 2002 for his general and vascular surgery clinical training, Dr. Singh continued his interest in clinical vein and artery adaptation. This was complemented with an international vascular research fellowship at Akita University in Akita, Japan where further refinements of the research, clinical data and device ideas were matured with Japanese scientists.

Upon starting his vascular surgery practice in 2002 in Silicon Valley, California, Dr. Singh continued to encounter clinical issues in his ESRD patients due to poor vein dilation , causing Dr. Singh to reflect on his prior research while also processing new clinical data coming from Europe on the benefits of arm compression science. Realizing the need for a device to assist in arm vein care and dilation for many disease states, Dr. Singh designed a unique intermittent pressure device and in 2008 submitted his first Fist Assist patent application to the United States Patent and Trademark Office (the "USPTO"). This was followed by further device development and testing, including production of the first successful prototype of the world's first device pneumatic compression device for arm vein dilation intended to provide patients in need of arm vein dilation with a non-invasive, external alternative to accomplishing vein dilation clinical goals.

Dr Singh never rested: he continued to develop and improve the device. A second patent application was filed by Dr. Singh on July 2, 2012, just before the first patent was granted by the USPTO on July 31, 2012.

Motivated by the grant of the first patent and prospects of receiving a second patent, on March 22, 2013 Dr. Singh organized Fist Assist Devices, LLC, a California limited liability company (the "Company"), to commercialize the patent rights in the product called the Fist Assist® Model FA-1 (sometimes referred to as the "Device").

As a result of continuing development efforts, Dr. Singh filed a third patent application with the USPTO on January 10, 2018, which was granted on March 9, 2021. A fourth USPTO patent application was filed on March 9, 2021, and that application is still pending.

On April 8, 2013, Dr. Singh filed a trademark registration application with the USPTO to protect the trademark "FIST ASSIST" for a medical device, namely a vein dilator device for enlarging fistulas for dialysis (the "Mark"). The Mark was eventually registered with the USPTO on January, 2017.

The Mark is also registered for use in the European Union until February, 2030.

Dr. Singh has granted the Company exclusive rights to all issued patents, patents pending, and all potential improvements and continuations in part related to the Device, and all rights in the Mark, for the duration of their existence.

As development efforts continued, Dr. Singh knew that clinical proof of concept was required. In 2017, the initial clinical trials to determine feasibility of the Device commenced at MS Ramaiah Medical Center in Bangalore, India. The Bangalore clinical trials showed clinically significant vein dilation benefits in ESRD patients. Through presentations by Dr. Singh at medical conferences around the entire globe, the Device was soon recognized for its simplicity and benefit.

As the Company received more information from use of the Device, the Company continued to refine the product to make it suitable for manufacturing and distribution while simultaneously applying for regulatory approvals as required for distribution of the Device.

For manufacturing, the Company engaged Alleva Medical Limited, Hong Kong, an experienced medical device manufacturer, where the Device is currently manufactured.

For India distribution, in 2019 the Company engaged Medifocus, an experienced medical device distribution company, and commenced distributing the Device for purposes of ESRD patient vein dilation and fistula manufacturing in India.

The Company then received clearance to distribute the Device for vein dilation and fistula maturation in the European Union (EU) in April, 2020, Canada (because of the EU registration), Australia (November, 2020), and New Zealand (November, 2020).

After first considering sales of the Device on Amazon in the EU, the Company is engaged in active negotiations with an EU distributor, and execution of an EU distribution agreement is expected in the near term.

An Australian distributor, Regional Technology Systems, was engaged by the Company in February, 2022. Implementation of the Australia distribution plan is in process.

In the United States, regarding regulatory clearance for distribution, on June 17, 2021 the United States Food and Drug Administration (FDA) granted 510k clearance for distribution of the Device as an arm massager intended to temporarily relieve minor muscle aches and/or pains and temporarily increase circulation to the treated areas. To date, the Company's marketing of the Device in the United States is limited to that indication of use.

However, on December 13, 2021, the Company received designation of the Fist Assist FA-1 as a "Breakthrough Device" as indicated for pre-surgical vein dilation to allow for arteriovenous (AV) fistula creation in adult patients diagnosed with chronic renal failure whose pre-operative assessment of the venous anatomy suggests that superficial arm vein and/or perforator vein size

is inadequate for the creation of an AV fistula for hemodialysis. This provides the Company with a potential path for accelerated clearance of the Device for the same uses for which the Device currently has global clearance through an FDA "*de novo*" application.

For United States distribution the Company has engaged Airos Medical, Inc., an experienced medical device distribution company, to launch, support, and implement a marketing plan within the limits currently imposed by the FDA. The launch is currently in its initial phase.

While pursuing regulatory clearances and approvals, the Company continues to refine Device technology (leading to the patent filings described above) and engage in clinical research to provide evidence of Device efficacy. Specifically, in 2021 the Company concluded the FDA approved FACT (Fist Assist Clinical Trial) as a non-significant risk device for pre-surgery vein dilation in renal failure patients. The FACT started in 2019 at The University of Chicago and eventually added three more sites for successful completion. FACT confirmed that the Device has a positive role in vein dilation and was a material component of the FDA 510k approval and eventual Breakthrough Designation.

The Company, after working diligently on intellectual property protection, regulatory approvals, and development of distribution channels, is poised to launch global marketing efforts, and the capital raised in this crowdfunding will be dedicated to those purposes.

The Fist Assist FA-1 Device is the culmination of Dr. Singh's research and clinical work to develop a non-invasive, low cost, home wearable device to assist in vein enhancement to improve the patient's journey through renal disease and infusion. The Company's goal is to demonstrate that the Device is a safe, cost effective solution for the global need for arm vein care and dilation for many medical issues. The science underlying the Device is described as follows:

Vein Adaptation to Hemodynamic Forces

❑ **The Key: Wall Shear Stress, Wall Tensile Stress and Nitric Oxide**



Fistula must adapt and needs assistance

Can we create a device that alters Wall Shear Stress and Wall Tensile Stress to benefit the vein?

$$\tau_w = \frac{4}{\pi} \mu \frac{Q}{r^3}$$

Fist Assist

Product

The Fist Assist® Device is a self-contained, battery-operated, wearable, focal intermittent pneumatic compression device. The small control unit is integrally attached to an inflatable cuff that is held to the upper extremity using a hook and loop attachment. Patients are able to apply and remove the device themselves using only the contralateral hand. All pressure and timing parameters are preset at the factory. The bladder is inflated to a pressure of 60 mmHg and held for 20 seconds then deflated to 10 mm Hg pressure for 55 seconds before the next inflation.

The Fist Assist Model FA-1 is the first wearable device that the patient can use at home to significantly improve the patient's arm vein care/wellness and circulation. The device is a simple external device that uses intermittent compression to help dilate arm veins an enhance vein circulation by altering changes in wall shear stress, wall tensile stress and through nitric oxide release.

Fist Assist Device:
Single Balloon Intermittent <u>Focal</u> Compression




1. Focal Intermittent Pneumatic Compression
2. Compression on the **outflow vein**
3. **Worn below elbow or shoulder**
4. Easy application and easy monitoring
5. High patient compliance
6. 60 mm Hg for 20 seconds and cyclic

Fist Assist

Fist Assist is a product that can assist the entire health care and public health arena as a device that can provide HOPE for conditions like pain caused from cancer and renal disease.

e⁴Hope: Future Wellness Program

The Fist Assist Portfolio FA-1D program will be a comprehensive, patient centric wellness program for the entire medical journey based on science and data that will drive results and lower costs by:



- Engaging
- Educating
- Enabling
- Empowering

Hope

To these patients and their families, HOPE changes everything

Fist Assist



Management and Key Contributors

Tej M. Singh is the Founder, Chief Executive Officer, and sole Manager of Fist Assist Devices, LLC. The LLC has not appointed any other officers, and the LLC does not have a Board of Directors. Dr. Singh, individually, is the sole principal/executive of Fist Assist Devices, LLC.

Founder: Dr. Tej Singh, M.D., MBA

- Active Vascular/Endovascular/Vascular Access Surgeon Palo Alto, CA
- 30 years of research on AV fistulas & Vein compression
- MD: The University of Chicago
- General/Vascular/Trauma Surgery: Stanford University School of Medicine

- Physician Executive MBA: Auburn University
- LEAN/LEAD: Stanford University School of Business
- Wharton School of Business Entrepreneurial program
- Team USA Olympic Physician

Fist Assist Devices, LLC, is a California limited liability company with its principal place of business in Las Vegas, Nevada


FIST Assist Global HQ
Las Vegas, NV
Distribution
Manufacturing
Customer Care
Marketing / Business Dev.
R&D
Regulatory/Quality
Finance
India
Europe
USA
Other
Alleva Medical (China)
ACI Medical (San Diego)
Global Support
Global MKTG (Los Altos)
Social Media DNA
Alleva Medical
Greenlight Guru
Experien (San Jose)
Fist Assist
Contracted

Fist Assist's global structure consists of low cost, high quality, efficient contract manufacturing and various distribution contracts per geographic region.

The Company has engaged Thomas William Baker as General Counsel and Legal Advisor since 2013. Mr. Baker recently retired after 40 years in the private practice of law including 25 years as a partner or shareholder in three of the 100 largest law firms in the United States, the last of which was Baker Donelson Bearman Caldwell and Berkowitz, P.C., where he was a member of the Health Law Group and the Emerging Companies Team. While practicing Mr. Baker was recognized by Chambers USA as a leading practitioner in Health Care Law from 2010 until his retirement. Through his health care business transactions practice, Mr. Baker has extensive experience in a wide variety of areas that support his role with the Company including the following: business planning for corporations, limited liability companies, limited liability partnerships, limited partnerships, general partnerships and entrepreneurs in transactions including acquisitions and sales of businesses, mergers, joint ventures, intellectual property, trade regulation, non-competition agreements, non-disclosure and confidentiality agreements, shareholder disputes, and general contract and business matters. Mr. Baker also is experienced in the financing of business ventures, including venture capital, private investment, commercial debt and bond financing. He has served emerging growth companies involved in health care, health care information, bio-medical goods and services, and electronic commerce.

Mr. Baker has also for the past 15 years been, and continues to be, an adjunct professor in the Auburn University Harbert College of Business Executive MBA Program, where he teaches courses on The Legal Aspects of Health Care Business Transactions and The Legal Aspects of Business Transactions for which he has published two books that with the same titles that he uses in his teaching.

He received his A.B. degree in political science from Syracuse University in 1972, his M.B.A. from Georgia State University in 1978, and his J.D. from Vanderbilt University in 1981.

Management Compensation

To date, neither Dr. Singh nor any management consultant has received any compensation from the Company.
The Company does not intend to make any management compensation payments unless the company successfully raises funds and launches the commercialization plan as described above.

Patents

Tej M. Singh, the Company's Chief Executive Officer, is the Inventor on three patents issued by the USPTO and one USPTO patent pending as well as one international Patent Cooperation Treaty (PCT) nationalization of Dr. Singh's third issued patent and one pending PCT application for the pending USPTO patent application for which Dr. Singh has granted exclusive commercialization rights to the Company under the Intellectual Property License Agreement described below. The patents and patent pending are described in chronological order as follows:

Patent #	Patent Name	Date Filed	Date Granted	Geographic area
8231558	Hemodialysis Vein Preparation	3/17/08	7/31/12	USA
8905953	Hemodialysis Vein Preparation	7/2/12	12/9/14	USA
10939920	Hemodialysis Vein Preparation Method	1/10/18	3/9/21	USA/Intl
20210252206	Restricting Steal for AV access	3/9/21	Pending	Pending

The patents are further described as follows:

- **Hemodialysis vein preparation apparatus and methods**

  Patent number: 8,231,558

  Abstract: Methods and apparatus for applying focused pressure to a target vessel to dilate the target vessel for hemodialysis.

  Filed: March 17, 2008

Date of Patent Grant: July 31, 2012

- **Hemodialysis vein preparation apparatus and methods**

  Patent number: 8,905,953

Abstract: Methods and apparatus for applying focused pressure to a target vessel to dilate the target vessel for hemodialysis.

Filed: July 2, 2012

Date of Patent Grant: December 9, 2014

- **Hemodialysis vein preparation method**

  Patent number: 10,939,920

Abstract: A method for applying focused pressure to a target vessel to dilate the target vessel for hemodialysis. The target vessel is treated with pressure multiple times a day prior to a fistula surgical procedure to increase the vein size. The target vessel is also treated with pressure multiple times a day after the fistula surgical procedure to increase or maintain the vein size.

Filed: January 10, 2018

Date of Patent Grant: March 9, 2021

- **Vein Compression Method for Restricting Blood Steal Through a Fistula**

  Publication Number: 20210252206

Abstract: A method for applying focused pressure to a target vessel to restrict blood steal from the hand associated with the fistula. The target vein is treated with intermittent pressure multiple times a day to force blood into the hand by restricting blood flow through the fistula. The treatment is produced through a vein compression device having an inflatable bladder.

Type: Patent Application Pending

Filed: Filed March 9, 2021

Trademark

The Company uses the block letter trademark "FIST ASSIST" (the "Mark") in connection with distribution of the Company's Device. The Mark is owned by Tej M. Singh, individually, and

exclusively licensed to the Company under the Intellectual Property Licensing Agreement. The Mark has two registrations.

First, Mark is registered with the PTO by Tej M. Singh, individually, as follows:

Word Mark	FIST ASSIST
Goods and Services	International Class 010. United States Classes 026 039 044. Goods: Medical device, namely, a vein Dilator device for enlarging fistulas for dialysis.
Serial Number	85897672
Filing Date	April 8, 2013
Registration Number	5114767
Registration Date	January 3, 2017

Mark is also registered with the European Union.

Intellectual Property License Agreement

The following are material terms and conditions of the Intellectual Property License Agreement (the "License Agreement"):

- The License Agreement is exclusive. The Company has exclusive commercialization rights for the three issued patents and the patent pending described above. The Company also has exclusive right to use the trademark "FIST ASSIST" in connection with sale of the Device for the duration of the trademark in every jurisdiction.
- All improvements on the Device invented or developed by Dr. Singh during the term of the patents are subject to the exclusive license.
- The Term of the License Agreement is for the duration of the life of each patent and the trademark.
- The License Agreement is assignable to any entity that purchases all or substantially all of the Company's assets or is otherwise a successor to the Company's business.

Manufacturing

Fist Assist Devices entered into a Product Development and Manufacturing Agreement effective as of January 1, 2021 with Alleva Medical Limited, Hong Kong, China for production of the FA-1 Device that provides for production of the Device through 2025.

Regulatory Approvals

The Device is cleared by the United States Food and Drug Administration (FDA) under 510k clearance K210281 as a Powered Inflatable Tube Massager intended to temporarily relieve minor muscle aches and/or pains and temporarily increase circulation to the treated areas.

The Device is cleared for uses including not only massage and circulation but also vein dilation that enlarges veins for which there are many medical purposes and applications including without limitation fistula maturation and is being promoted and sold for those uses in the following jurisdictions: European Union (CE Mark); Canada (as a derivative of EU clearance); Australia (Australia Therapeutic Goods Administration); New Zealand; and India.

The Device also received "Breakthrough Device" designation from the FDA on December 16, 2021 that recognizes that intermittent compression increases vein size for use in surgical and endoAVF procedures as described.

Fist Assist: Now a Breakthrough Device in Renal Care



- **Fist Assist Devices Receives FDA "Breakthrough Device" Designation for the World's First Wearable Vein Dilation Device for ESRD Patients**
- **Indication for Pre-Surgical Vein Dilation Use to Promote AV Fistula Creation**
- December 16, 2021 08:00 AM Eastern Standard Time
- LAS VEGAS--(BUSINESS WIRE)--Fist Assist Devices, LLC, an innovative medical device company focused on vein dilation to facilitate the Chronic Kidney Disease (CKD) patient's journey through End Stage Renal Disease (ESRD), announced today that it received "Breakthrough Device" designation from the U.S. Food and Drug Administration (FDA) for the Fist Assist Model FA1 device.



The regulatory approvals were obtained using the services of highly qualified global consultants and, except for the United States FDA, were granted with no major delays.

Based on the strength of the FDA Breakthrough Designation for the Device described above, if the crowdfunding raise is successful in 2022 the Company intends to submit an FDA "*de novo*" application to receive clearance to market the Device for vein dilation prior to AV fistula surgery and fistula maturation in the United States.

The regulatory approvals are summarized as follows:

Intellectual Property & Regulatory Status

Regulatory Status:
India: approved & launched ✓

Europe (CE Mark): Class 1 approval, Launched May 24, 2020 ✓

Australia/NZ: Class 1 approval, Launched March 2020 ✓

Canada: Class 1 approval, Launched July 2020 ✓

United States: 510K clearance in 2021 for massage and increased circulation Future submissions: Denovo for vein dilation – stage 4 CKD. ✓

Note: Fist Assist is approved via 510K for massage and increased vein circulation in the United States and outside the United states for increased forearm vein enhancement and AV fistula dilation/maturation via CE Mark

Clinical Trials

As stated above, clinical trials to provide evidence of the safety and efficacy of the Device are material components of the Company's marketing and distribution plan. The following is a description of the Company's clinical trial activity:

Trial Name	Location	Title	Date	Results
Feasibility	Bangalore, India	Fist Assist Feasibility on AV fistulas	2017	10 patients, no thrombosis of AV fistula and successful dialysis

Efficacy	Bangalore, India	Fist Assist Safety trial	2018	Fist Assist led to AV fistula dilation over sham controls with no safety issues.
FACT/PFACT	Chicago, IL, Greenwood, MS, Bangalore, India and Fresno, CA	Fist Assist Clinical Trial	2019-2021	Significant Vein dilation of upper arms with no safety issues to prepare for AV fistula surgery
Future trials	Maturation	Steal	Cannulation	

Efficacy Trial: Institutional Review Board approved study performed in Bangalore, India at MS Ramaiah Medical Center. After AV fistula creation, the Device was applied 15 cm proximal to arteriovenous fistula enabling 60 mmHg of cyclic compression for 6 h daily for 30 days. Among the patients who completed 1 month follow-up, 30 (n = 30) AV fistula patients were tested for vein dilation with use of the Fist Assist FA-1 Device; Controls (n = 16) used a sham device. Vein size was measured and recorded at baseline and after 30 days by duplex measurement. Clinical results (percentage increase) were recorded and tested for significance.

Results: No patients experienced thrombosis or adverse effects. Patient compliance and satisfaction was high. After one month, the mean percentage increase in vein diameter in the Fist Assist treatment group was significantly larger (p = 0.026) than controls in the first 5 mm segment of the fistula after the anastomosis. All fistulas treated with Fist Assist are still functional with no reported thrombosis or extravasations.

Conclusions: Early application of an intermittent pneumatic compression device may assist in arteriovenous fistula dilation and are safe. Non-invasive devices like Fist Assist may have clinical utility to help fistulae development and decrease costs as they may eventually assist maturation.

FACT/pFACT trial: This was a four site, global, FDA approved trial to study the benefits of the Fist Assist Device to enlarge veins prior to AVF placement as a non-significant risk device. The trial's principal investigator was Dr. Mary Hammes from The Department of Nephrology at the University of Chicago.

Background

AV fistula creation and maturation for hemodialysis is globally a topic of importance given the poor results and high costs associated with renal care. Successful AVF (surgical or endovascular) creation requires appropriate superficial veins and quality arteries. Many procedures fail due to initial small veins with limited blood flow capacity and distensibility. Intermittent pneumatic compression has previously shown success in trials to increase superficial veins in patients with end stage renal disease post AVF. The objective of this study was to investigate the role of an intermittent pneumatic device, the Fist Assist® FA-1, to dilate cephalic arm veins in patients with advanced chronic kidney disease (CKD) prior to AVF placement.

Methods

Three centers enrolled subjects from June 2019 through July 2021. Baseline Doppler measurements of the cephalic vein in standard locations the forearm and upper arm with and without a blood pressure cuff were recorded. Patients were instructed and used Fist Assist® on their non-dominant arm for up to 4 hours daily for 90 days. At approximately three months, Doppler measurements were repeated. The primary endpoint was cephalic vein enlargement with secondary endpoints based on percentage of veins approaching 2.5 mm in the forearm and 3.5 mm in the upper arm.

Results

37 subjects with CKD (mean eGFR 13.8 mL/min) were enrolled and completed the trial. Paired-difference t-tests (one tail) for aggregate data showed significant venous dilation of the cephalic vein in both the forearm and upper arm after use with the Fist Assist® ($p < 0.05$). Mean differences in the forearm veins were approximately .6mm and 1.1 mm in the upper arm cephalic vein after Fist Assist® application. There were no major complications reported by any subject during the trial.

Conclusions

Fist Assist® FA-1 use in patients with CKD is effective to enhance vein dilation. Forearm and upper arm cephalic veins increased on average .6mm and 1.1 mm respectively after Fist Assist® application. Perforator veins enlarged by .6mm also. This is the first trial to evaluate the effect of intermittent, focal pneumatic compression on pre-surgery vein diameter in patients with advanced CKD before AVF creation.

Approved Clinical Papers

Early application of an intermittent pneumatic compression device is safe and results in proximal arteriovenous fistula enlargement
    - *Journal of Vascular Management, May 2018*

Early application of an intermittent pneumatic compression device assists dilation of radiocephalic fistulas
    - *Journal of Vascular Management, August 2018*

A new approach to vein and arteriovenous fistula dilation
    - *Journal of Kidney Care, March 2020*

Improving the vascular access selection process to assist in the care of renal failure patients requiring hemodialysis
    - *Journal of Vascular Management, Submitted May 2020*

FACT: Fist Assist Clinical Trial
FACT
@ University of Chicago
@Greenwood, MS
@Bangalore, India
FDA Clinical Data Trial – Approved April 2019-July 2021
50 patients, powered study, NSR study Vein dilation, safety, compliance, efficacy– Stage 4 ESRD
Primary Endpoint:
Difference in vein diameter before and after Fist Assist® use. Vein dilation in forearm, upper arm and perforator after 3 months
Secondary Endpoints:
i. >2.0 or >2.5 mm
ii. >3.5 mm
iii. % of successful AVF and % of catheters placed
Greenwood Leflore Hospital
JVA The Journal of Vascular Access
UChicago Medicine
Fist Assist



Global FACT Trial Patient Flow
Enrollment
3 Months
Figure 2.
Fist Assist

Study procedures	Enrollment	3 Months
Medical history/exam	X	
Informed consent	X	
Demographics	X	
Doppler measurements	X	X
Device education	X	
Device compliance		X
Adverse events		X
Secondary endpoints		X

Figure 3.

FACT Measurements and Results
Vein Dilation Thresholds
<2.0 mm in the forearm cephalic vein to >2.5 was 32% AP and 27 % TR measurements.
<3.0 mm in upper-arm cephalic vein >3.5 mm was 32% for AP measurements and 30% TR measurements.
Fist Assist

Comparison	Sample Size	Mean Difference (mm)	Standard Deviation (mm)	t-statistic	p-value
Baseline to three-month AP CV-FA	37	0.630	0.972	3.94	0.000
Baseline to three-month TR CV-FA	37	0.527	1.023	3.13	0.002
Baseline to three-month AP CV-UA	37	1.082	1.308	5.03	0.000
Baseline to three-month TR CV-UA	37	1.126	1.339	5.12	0.000
Baseline to three-month AP PERF	19	0.605	0.795	3.31	0.002
Baseline to three-month TR PERF	19	0.553	0.905	2.66	0.008









New Late Breaking Clinical Data
Use of a Novel, Intermittent Pneumatic Compression Device to Promote Perforator Vein Dilation in Patients with Chronic Renal Failure: The pFACT Trial
Original research article
The FACT : Use of a novel intermittent pneumatic compression device to promote pre-surgery arm vein dilation in patients with chronic renal failure
Mary Hammes, Sanjay Desai, John F Lucas III, Nivedita Mitta, Abhishek Pulla and Amit Mitra
Other publications and data are also available
VDM Vascular Disease Management
JVA The Journal of Vascular Access
Fist Assist



Distribution and Marketing

The Company believes it has developed a simple, cost-effective solution to assist the global community focused on arm vein care, including the global end stage renal disease community.

The clinical trials and actual use lead to the conclusion that the Device can add value, lower costs, and improve outcomes throughout for all vein care patients and throughout the patient ESRD journey. The Company will engage in a commercialization plan that takes into consideration the expanding global opportunity arising from the Company's regulatory approvals described above:



Fist Assist Indications
Massage for increased circulation and pain reduction (FDA for United States)
Pre surgery vein dilation, fistula maturation, etc. (Outside United States)

As described above, the Company intends to apply to the FDA for authorization of the Device for clinical indications like the Device has globally.

Potential markets for distribution of the Device are vast and growing and are graphically described as follows:



Dialysis (outside USA)
Phlebectomy
Arm Vein Wellness
Infusion
Fist Assist Market Opportunities

Chronic Kidney Disease (CKD) and ESRD (End Stage Renal Disease)

The CKD market is rapidly growing. In fact, 1 in 10 adults have some form of CKD, and 4.9 million patients worldwide will be on dialysis by 2025. The global dialysis market (fistula) is estimated to reach $118 billion by 2023 and potentially may have a compound annual growth rate of 4.5%. In addition, CKD stresses the medical system by adding significant costs through the treatment journey. Today in the United States, per the Centers for Disease Control (CDC), total Medicare fee for service spending for patients with ESRD reached $37.3 billion in 2019 or $86,400 per person, which is approximately 7% of the Medicare paid claims costs. If the Fist Assist FA-1D device is authorized for an expanded indication for use, it may assist patients in that medical journey and reduce health care costs.

Cancer Chemotherapy and Infusion



Secondary Market: Infusion
US$ 47,013.5 MN
US$ 51,244.7 MN
AMBULATORY INFUSION CENTER MARKET ANALYSIS
CAGR
4.1%
Fist Assist Can Help Infusion Center patients with vein access for hard sticks! (30%)

Phlebotomy

The home phlebotomy business is another market opportunity for the Company. The market size in 2020 was $9.5 billion with revenue forecasts expected to grow to $13.99 billion by 2026 with a growth rate of approximately 6.6%.

Strategic Commercialization Plan

The Company is developing a full-scale global commercialization plan that will use various channel strategies including direct to consumer, direct to business, and a large scale social media/marketing campaign.


Commercialization Roadmap
Full Scale Media Launch to Drive Revenue Growth and Continuous Market Penetration
Customers
Patients
Nurses
Dialysis Centers
Techs
Hospitals
Big Companies
Insurance comp.
Positioning
Social Media
TV / Multi-Media
Print
Conferences
Clinical Studies
Partnerships
United States
510K Indication Launch via Airos Distribution Deal
DeNovo submission for Vein Dilation
Market expansion and launch with Vein Dilation indication
Market expansion and launch with infusion and phlebectomy data
Fist Assist named KDOQI Protocol Device
Global Strategic Partnership
Europe & Australia
Australian launch via Regional Health Distribution Deal
European launch via yet to be named Distribution Deal
Key is to initially leverage the current 510k approval in United States and current CE Mark for vein dilation in patients that will require or already have undergone arteriovenous fistula placement for eventual hemodialysis.
Fist Assist

To minimize cost and maximize effectiveness, the Device is distributed in the following jurisdictions under separate Distribution Agreements: The United States of America; India; the European Union; and Australia and New Zealand. The material terms and conditions of the Distribution Agreements are as follows:

Geography	Company	Type	Term
USA	Airos Medical	Exclusive	2 year, ending 2023
India	MediFocus	Exclusive	Ending 2025
Australia	Regional Health	Exclusive	Ending 2025
Japan	Pending	Exclusive	Pending
Europe	Pending	Exclusive	Pending

The Company's global distribution team handles all education regarding and marketing of the Device in within their respective areas of exclusivity. Once a patient or physician is educated on the benefits of the device, the Company's experience is that sales follow. The Device is typically successfully applied without major adverse effects. The Company has had no recalls for technical issues, and the customer return rate is less than 5% after successful education. The Device in its packaging comes with a clear Instructions for Use and a rubber ball for hand exercises to complement the benefits of the Device.

The Company is actively engaged in discussions with potential distributors in the following areas: Europe; Canada, Japan, Taiwan, Thailand, Singapore; and the Middle East.

The Company markets the Device differently in each jurisdiction where the Device is cleared for sale.

In the United States where the Device is currently cleared only as a focal arm massager that increases circulation the Device is being distributed by Airos Medical on its ordering website www.fistassistusa.com.

With proceeds from and as a part of the crowdfunding capital raise, the Company will implement a substantial global marketing campaign to increase awareness of the Device. For that purpose, the Company has engaged Digital Niche Agency to create marketing content for education, sales, awareness, and crowdfunding success. After the anticipated successful raise, the Company will use the funds for a wider awareness, education-based marketing events to increase sales. This will involve more advanced media events including interviews, TV ads, and promotional events in social and mainstream media.

International marketing strategies will be based in respective countries in compliance with all local rules and regulations. These strategies will be language sensitive and will carry the same theme as the United States marketing material, provided that the Company will be able to market the Device for vein dilation and AV fistula maturation outside of the United States. Because of the need to customize marketing strategies for the international market, the Company will rely heavily on its distributors for advice and direction.

Global Presentations and Awards

Since 2018, the Fist Assist Device and its clinical research, concepts, science and clinical outcomes has had abstracts and presentations globally accepted. The device has been presented globally at all the major renal and vascular access conferences in Europe, Asia, and the USA.

Some of the meetings include:
India: VSICON (Vascular Society of India) and AVATAR (Association of Vascular Access & Interventional Renal Physicians)

Europe: Charing Cross, European Renal Association-European Dialysis and Transplant Association (ERA-EDTA), Vascular Access of Society (VAS), European Society for Vascular Surgery (ESVS), and the Paris Vascular Conference

USA: American Society Diagnostic Interventional Nephrology (ASDIN), Vascular Access Society Americas (VASA), Dialysis Tech Conference (DTX), American Nephrology Nurses Association (ANNA), Association for Vascular Access (AVA), Annual Dialysis Conference (ADC), Controversies in Dialysis Access (CIDA), The Veith Symposium (USA).

Awards:

1. International Society of Hemodialysis Annual Conference, the Fist Assist device was awarded the best abstract for new hemodialysis technology in 2018.
2. The Frank J. Veith International Society New Vascular Innovation Honorable Mention Award in 2021.

Global Presentations/Awards



Strategic Alliances

In addition to the agreements described above, the Company benefits from a global group of advocates from the nephrology, vascular surgery, and infusion communities. At present the Company has over 40 Key Opinion leaders across the globe from academic and community-based practices who have reviewed the Device and its related literature and understand the Company's clinical mission for use of the Device, which has been favorably received and reviewed globally.

The Company continues to search for and consider any large-scale strategic partner that can improve the effectiveness and leverage the efficiencies of scale to help achieve the corporate mission.

Related Party Transactions

The Company leases its office in Las Vegas located at 3060 E. Post Road Suite 110, Las Vegas, NV 89120 from Fist Assist Properties, LLC, which is related to the Company by common ownership and control. The real property assets are not owned by the Company and are not included in any investment opportunity.

Lease payments are, and shall remain, at fair market value.

Insurance

Product Liability Insurance is provided by Dumont Insurance. Dumont insurance has provided all Fist Assist trial and sales coverage insurance since 2018. Coverage is $1,000,000 per occurrence and $1,000,000 in the aggregate with a deductible in the amount of $5,000.

The Company has never had a products liability or any other claim filed against it alleging any tort or breach of any obligation of any nature, including, without limitation, any claims related to the safety or use of the Device.

